UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2014

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Petróleos Mexicanos

México, D.F. 11311

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes  ☐            No   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

RECENT DEVELOPMENTS

The following discussion of PEMEX’s recent results should be read in conjunction with the annual report on Form 20-F of Petróleos Mexicanos for the fiscal year ended December 31, 2013, as filed with the U.S. Securities and Exchange Commission (which we refer to as the SEC) on May 15, 2014 (which we refer to as the Form 20-F) and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F, and with the unaudited condensed consolidated interim financial statements of PEMEX included in this report beginning on page F-1. In this document, “PEMEX” refers to Petróleos Mexicanos, Pemex-Exploración y Producción (Pemex-Exploration and Production), Pemex-Refinación (Pemex-Refining), Pemex-Gas y Petroquímica Básica (Pemex-Gas and Basic Petrochemicals) and Pemex-Petroquímica (Pemex-Petrochemicals) (which we refer to collectively as the subsidiary entities), and to the subsidiary companies listed in Note 3(a) to the 2013 audited consolidated financial statements included in the Form 20-F. Petróleos Mexicanos hereby designates this report on Form 6-K as being incorporated by reference into the Offering Circular dated January 31, 2014, relating to its U.S. $42,000,000,000 Medium-Term Notes Program, Series C, due 1 Year or More from Date of Issue.

Exchange Rates

On August 22, 2014, the noon buying rate for cable transfers in New York reported by the Board of Governors of the Federal Reserve System was Ps. 13.1375 = U.S. $1.00.

Energy Reform

Energy Reform Decree

Following the approval of amendments to Articles 25, 27 and 28 of the Constitución Política de los Estados Unidos Mexicanos (Political Constitution of the United Mexican States) by the Mexican Congress on December 12, 2013 and by a majority of Mexico’s state legislatures, the President of Mexico, Enrique Peña Nieto, signed the amendments into law. On December 20, 2013, these amendments were published as the Decreto por el que se reforman y adicionan diversas disposiciones de la Constitución Política de los Estados Unidos Mexicanos, en Materia de Energía (Decree that amends and supplements various provisions of the Mexican Constitution relating to energy matters, which we refer to as the Energy Reform Decree), in the Diario Oficial de la Federación (Official Gazette of the Federation) and took effect on December 21, 2013. The Energy Reform Decree includes artículos transitorios (transitional articles) that set forth the general framework for the implementing laws that are required to give effect to the Energy Reform Decree. For more information regarding the Energy Reform Decree, please see “Item 4—Information on the Company—History and Development—Energy Reform” in the Form 20-F.

Secondary Legislation

On August 6, 2014, the Mexican Congress completed the process of approving bills implementing the new legal framework contemplated by the Energy Reform Decree (which we refer to as the Secondary Legislation). The Secondary Legislation was signed into law by President Enrique Peña Nieto and published in the Official Gazette of the Federation on August 11, 2014. Certain elements of the Secondary Legislation, including the new Ley de Petróleos Mexicanos (Petróleos Mexicanos Law), are not yet effective as of the date of this report.

The Secondary Legislation includes nine new laws, of which the following are most relevant to our operations:

•	Ley de Hidrocarburos (Hydrocarbons Law), which repeals the Ley Reglamentaria del Articulo 27 Constitucional en el Ramo del Petróleo (Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs);

•	Petróleos Mexicanos Law, which will repeal the Petróleos Mexicanos Law that took effect on November 29, 2008;

•	Ley de Ingresos sobre Hidrocarburos (Hydrocarbons Revenue Law);

•	Ley de los Órganos Reguladores Coordinados en Materia Energética (Coordinated Energy Regulatory Bodies Law);

•	Ley de la Agencia Nacional de Seguridad Industrial y de Protección al Medio Ambiente del Sector Hidrocarburos (National Agency of Industrial Safety and Environmental Protection for the Hydrocarbons Sector Law); and

•	Ley del Fondo Mexicano del Petróleo para la Estabilización y el Desarrollo (Mexican Petroleum Fund for Stabilization and Development Law).

The Secondary Legislation also includes amendments to several laws, including the following:

•	Ley Federal de las Entidades Paraestatales (Federal Law of Public Sector Entities);

•	Ley Federal de Presupuesto y Responsabilidad Hacendaria (Federal Law of Budget and Fiscal Accountability);

•	Ley General de Deuda Pública (General Law of Public Debt);

•	Ley Federal de Derechos (Federal Duties Law);

•	Ley de Obras PÚblicas y Servicios Relacionados con las Mismas (Law of Public Works and Related Services); and

•	Ley de Adquisiciones, Arrendamientos y Servicios del Sector PÚblico (Law of Acquisitions, Leases and Services of the Public Sector).

We describe below the key features of the Secondary Legislation that relate to our corporate structure and operations:

•	Third-party participation: The new regulatory framework established pursuant to the Hydrocarbons Law allows third parties to participate in certain activities in the Mexican hydrocarbons industry that were previously reserved to us.

•	Our conversion to a productive state-owned company: Pursuant to the new Petróleos Mexicanos Law, on the day following the appointment of the new Board of Directors of Petróleos Mexicanos, which must take place within 90 days of the publication of the new Petróleos Mexicanos Law in the Official Gazette of the Federation, we will be converted from a decentralized public entity to an empresa productiva del Estado (productive state-owned company) controlled by the Federal Government of Mexico.

•

Corporate reorganization: Within 45 days of the appointment of the new Board of Directors of Petróleos Mexicanos, the Director General of Petróleos Mexicanos is to present a proposal for the corporate reorganization of PEMEX to the Board of Directors. The Board of Directors will then have three months to modify or approve the Director General’s proposal.

As part of such corporate reorganization, our existing subsidiary entities may be converted to empresas productivas subsidiarias (productive state-owned subsidiary companies), which will assume all rights and obligations of the existing subsidiary entities. Pursuant to the new Petróleos Mexicanos Law, our exploration and production activities may only be carried out through one or more productive state-owned subsidiary companies. Our corporate structure may also include affiliates that undertake activities other than exploration and production. These affiliates may either be companies in which Petróleos Mexicanos has a direct or indirect minority stake or companies with which Petróleos Mexicanos participates in a joint venture or other form of association.

•	Corporate actions: The new Petróleos Mexicanos Law will establish a framework for the regulation of certain of our corporate actions with respect to acquisitions, leases and property, as well as our Board of Directors’ decision-making with respect to compensation, budgetary issues and our level of debt, subject to certain restrictions.

•	Pension liabilities: The Secondary Legislation enables the Mexican Government to assume a portion of our unfunded reserve for retirement pensions and seniority premiums, which as of December 31, 2013, was equal to approximately U.S. $85.6 billion. In turn, we will be required to renegotiate the collective bargaining agreement between Petróleos Mexicanos and the Sindicato de Trabajadores Petroleros de la República Mexicana (Petroleum Workers’ Union) and modify the Reglamento de Trabajo del Personal de Confianza de Petróleos Mexicanos y Organismos Subsidiarios (Employment Regulation for White Collar Employees of Petróleos Mexicanos and Subsidiary Entities) in order to meet the following conditions, among others, within a year:

•	offering our new employees individualized defined contribution plans through the Sistema de Ahorro para el Retiro (Retirement Saving System) in Mexico;

•	adjusting the parameters of our retirement plans, including an increase in the retirement age; and

•	the audit of our pension liabilities by the Auditoría Superior de la Federación (Superior Audit Office of the Federation).

The Mexican Government may assume a portion of our pension liabilities equivalent to the reduction in liabilities achieved through changes to our pension system. However, the actual amount of our pension liabilities that this portion will represent has not yet been determined as of the date of this report.

Round Zero

The transitional articles of the Energy Reform Decree outlined a process, commonly referred to as Round Zero, for the determination of our initial allocation of rights to continue to carry out exploration and production activities in Mexico. The Ministry of Energy, with technical assistance from the NHC, evaluated our request to be assigned oil and gas exploration and extraction rights in certain areas based on our technical, financial and operational capabilities. On August 13, 2014, the Ministry of Energy published the results of Round Zero, pursuant to which we were assigned rights corresponding to areas that together contain 95% of Mexico’s estimated proved reserves of crude oil and natural gas as of December 31, 2013. We believe that these assignments will allow us to maintain our current production and provide sufficient exploration opportunities to increase our production in the long term, thereby permitting us to compete effectively in the Mexican hydrocarbons industry.

Pursuant to the Secondary Legislation, we may modify our existing Integrated Exploration and Production Contracts (which we refer to as Integrated E&P Contracts) and Financed Public Works Contracts (which we refer to as FPWC) to adopt the new contractual arrangements for exploration and extraction activities provided for under the new legal framework.

By February 2015, we plan to modify the terms of the Integrated E&P Contracts corresponding to the Santuario and Magallanes fields in the Southern region of Mexico and the Altamira, Pánuco, San Andrés, Tierra Blanca, Ébano, Nejo and Arenque fields in the Northern region of Mexico. We also plan to modify the FPWCs corresponding to the Olmos and Misión fields of the Burgos business unit in the Northern region during the same period.

During the second half of 2015, we plan to modify 11 additional contracts, including the Integrated E&P Contracts corresponding to the Soledad, Amatitlán, Humapa, Pitepec, Miquetla and Miahuapan fields located in the Chicontepec basin and the Carrizo field in the Samaria business unit, as well as the FPWCs corresponding to the Pirineo, Cuervito, Fronterizo and Monclova fields of the Burgos business unit.

For more information regarding these contracts, please see Item 4—Information on the Company—Business Overview—Exploration and Production— Integrated Exploration and Production Contracts.” and “—Financed Public Works Contracts” in the Form 20-F.

In the short term, we have identified ten opportunities for joint ventures with third parties, referred to as “farm-out” agreements, from the areas assigned to us pursuant to Round Zero. The selected areas were identified on the basis of their technical complexity, capital requirements and other strategic considerations. We hope that these strategic partnerships will help us increase production levels, accelerate field development, gain access to new technologies and best practices in the industry and reduce our capital commitments. The following table sets forth, by field type, the areas that we plan to explore and develop through strategic partnerships:

Type	Area
Mature onshore fields...................................................	Rodador Ogarrio Cárdenas–Mora

Mature offshore fields...................................................	Bolontikú Sinán Ek

Heavy crude oil offshore fields.....................................	Ayatsil Tekel Utsil

Large natural gas deepwater fields...............................	Kunah Piklis

Área Perdido deepwater fields......................................	Trión Exploratus

As of the date of this report, we continue to evaluate the areas assigned to us pursuant to Round Zero to identify additional opportunities for strategic partnerships to pursue as part of the Round One bidding process.

Round One

Areas that we did not request or were not assigned to us pursuant to Round Zero will be subject to a competitive bidding process open to participation by us and third parties, which is commonly referred as Round One. The Mexican Government has announced that the tender process for Round One is scheduled to begin by the end of 2014 and the corresponding contracts are expected to be awarded in 2015. Round One is expected to include 169 blocks—109 exploration blocks and 60 production blocks—covering an aggregate area of approximately 28,500 square kilometers.

Corporate Reorganization

On August 20, 2014, the Director General of Petróleos Mexicanos announced that he will present a proposal to the new Board of Directors of Petróleos Mexicanos, once it is appointed, for the reorganization of PEMEX’s corporate structure. Pursuant to the proposal, our new corporate structure is expected to include:

•	a new productive state-owned subsidiary company to carry out exploration and production activities;

•	a new productive state-owned subsidiary company to carry out industrial transformation activities; and

•	three new affiliates, each of which will conduct one of the following activities: providing drilling services to new participants in the energy sector; coordinating logistics and transportation services; and cogenerating electricity in order to supply surplus power to the Mexican market, in coordination with the Ministry of Energy and the Comisión Federal de Electricidad (Federal Electricity Commission).

Selected Financial Data

The selected financial data as of December 31, 2013 and June 30, 2014 and for the six-month periods ended June 30, 2013 and 2014 have been derived from the unaudited condensed consolidated interim financial statements of PEMEX included in this report, which were prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting” (IAS 34).

In this report we include selected financial data from our statement of financial position as of June 30, 2014 and from our statement of comprehensive income and our statement of cash flows for the six-month period ended June 30, 2014. In addition, we include selected financial data from our statements of financial position as of December 31, 2013, as well as the statement of comprehensive income and the statement of cash flows for the six-month period ended June 30, 2013 for comparison purposes.

SELECTED FINANCIAL DATA OF PEMEX

	As of and for the period ended(1)
	December 31,	June 30,
	2013	2013	2014
	(millions of pesos, except ratios)
Statement of Comprehensive Income Data
Net sales	n.a.	789,405	816,004
Operating income	n.a.	398,859	352,260
Financing income	n.a.	5,693	9,444
Financing cost	n.a.	(29,279)	(27,171)
Exchange gain (loss)—Net	n.a.	3,938	3,419
Net (loss) for the period	n.a.	(53,385)	(88,249)
Statement of Financial Position Data (end of period)
Cash and cash equivalents	80,746	n.a.	88,414
Total assets	2,047,390	n.a.	2,049,065
Long-term debt	750,563	n.a.	795,140
Total long-term liabilities	1,973,446	n.a.	2,051,680
Total equity (deficit)	(185,247)	n.a.	(271,053)
Statement of Cash Flows
Depreciation and amortization	n.a.	73,524	73,174
Acquisition of wells, pipelines, properties, plant and equipment(2)	n.a.	87,235	92,594
Other Financial Data
Ratio of earnings to fixed charges(3)	—	—	—

Note: n.a. = Not applicable.

(1)	Includes Petróleos Mexicanos, the subsidiary entities and the subsidiary companies listed in Note 3(a) to the unaudited condensed consolidated interim financial statements included herein.
(2)	Includes capitalized finance cost. See Note 3(h) to the unaudited condensed consolidated interim financial statements included herein.
(3)	Earnings, for this purpose, consist of pre-tax income (loss) from continuing operations before income from equity investees, plus fixed charges, minus interest capitalized during the period, plus the amortization of capitalized interest during the period and plus dividends received on equity investments. Pre-tax income (loss) is calculated after the deduction of hydrocarbon duties, but before the deduction of the hydrocarbon income tax and other income taxes. Fixed charges for this purpose consist of the sum of interest expense plus interest capitalized during the period. Fixed charges do not take into account exchange gain or loss attributable to our indebtedness. Earnings for the year ended December 31, 2013 and for the six months ended June 30, 2013 and 2014 were insufficient to cover fixed charges, which exceeded earnings by Ps. 163,803 million, Ps. 47,061 million and Ps. 81,797 million during these periods, respectively.
Source:	PEMEX’s unaudited condensed consolidated interim financial statements.

Capitalization of PEMEX

The following table sets forth the capitalization of PEMEX at June 30, 2014.

	At June 30, 2014(1)(2)
	(millions of pesos or U.S. dollars)
Long-term external debt	Ps. 646,015	U.S.$	49,570
Long-term domestic debt	149,125		11,443

Total long-term debt(3)	795,140		61,013

Certificates of Contribution “A”(4)	114,605		8,794
Mexican Government contributions to Petróleos Mexicanos	117,123		8,987
Legal reserve	1,002		77
Accumulated other comprehensive result	(128,431)		(9,855)
(Deficit) from prior years	(287,606)		(22,069)
Net loss for the period	(88,109)		(6,761)

Total controlling interest	(271,416)		(20,826)

Total capitalization	Ps. 523,724	U.S.$	40,187

Note: Numbers may not total due to rounding.

(1)	Unaudited. Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 13.0323 = U.S. $1.00 at June 30, 2014. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollar amounts at the foregoing or any other rate.
(2)	As of the date of this report, there has been no material change in the capitalization of PEMEX since June 30, 2014, except for our undertaking of new financings disclosed under “Liquidity and Capital Resources—Recent Financing Activities” in this report and in “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing Activities” in the Form 20-F.
(3)	Total long-term debt does not include short-term indebtedness of Ps. 129,958 million (U.S. $9,972 million) at June 30, 2014.
(4)	Equity instruments held by the Mexican Government.
Source:	PEMEX’s unaudited condensed consolidated interim financial statements.

Operating and Financial Review and Prospects

Results of Operations of PEMEX—For the Six months Ended June 30, 2014 Compared to the Six months Ended June 30, 2013

General

The selected consolidated interim financial information set forth below is derived from our unaudited condensed consolidated interim financial statements included elsewhere in this report. This interim financial information should be read in conjunction with the Form 20-F and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F, and with the unaudited condensed consolidated interim financial statements of PEMEX included in this report beginning on page F-1.

	Six months ended June 30,(1)
	2013	2014(2)
	(millions of pesos or U.S. dollars)
Net Sales
Domestic	Ps. 445,721	Ps. 472,837	U.S.$	36,282
Export	338,929	338,864		26,002
Services income	4,755	4,303		330

Total sales	789,405	816,004		62,614
Cost of sales	388,146	419,029		32,153

Gross income	401,259	396,976		30,461
General expenses	65,181	68,932		5,289
Other revenues and expenses—net(3)	62,781	24,216		1,858

Operating income	398,859	352,260		27,030
Financing income	5,693	9,444		725
Financing cost	(29,279)	(27,171)		(2,085)
Exchange gain (loss)—net	3,938	3,419		262
Profit (loss) sharing in associates	(108)	1,827		140

Income before taxes, duties and other	379,103	339,780		26,072
Total taxes, duties and other	432,488	428,028		32,844

Net loss for the period	Ps. (53,385)	Ps. (88,249)	U.S.$	(6,772)
Other comprehensive results for the period	91	633		49

Comprehensive result for the period	Ps. (53,294)	Ps. (87,615)	U.S.$	(6,723)

Note: Numbers may not total due to rounding.

(1)	Unaudited.
(2)	Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 13.0323 = U.S. $1.00 at June 30, 2014. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.
(3)	Includes the credit attributable to the Special Tax on Production and Services (which we refer to as the IEPS tax) in the first six months of 2013 and 2014, when the IEPS tax rate was negative.
Source:	PEMEX’s unaudited condensed consolidated interim financial statements.

Total Sales

Total sales increased by 3.4% in the first six months of 2014, from Ps. 789.4 billion in the first six months of 2013 to Ps. 816.0 billion in the first six months of 2014. This increase in total sales resulted primarily due to the factors described under “Domestic Sales” below.

Domestic Sales

Domestic sales increased by 6.1% in the first six months of 2014, from Ps. 445.7 billion in the first six months of 2013 to Ps. 472.8 billion in the first six months of 2014, primarily due to increases in sales prices of natural gas and gasoline, which were partially offset by lower sales volumes of principal petroleum products and fuel oil.

Domestic sales of dry natural gas increased by 35.9% in the first six months of 2014, from Ps. 34.0 billion in the first six months of 2013 to Ps. 46.2 billion in the first six months of 2014, primarily due to increases in sales prices and an increase in demand from the Federal Electricity Commission, which transitioned from using fuel oil to lower-cost natural gas to operate its plants during this period.

Domestic sales of petroleum products increased by 3.5% in the first six months of 2014, from Ps. 393.9 billion in the first six months of 2013 to Ps. 407.5 billion in the first six months of 2014, primarily due to increases in the sales prices of gasoline and diesel. This increase was partially offset by a decrease in the sales volumes of Magna gasoline and other major petroleum products, as well as diesel and fuel oil.

Domestic petrochemical sales (including sales of certain by-products of the petrochemical production process) increased by 7.9%, from Ps. 17.8 billion in the first six months of 2013 to Ps. 19.2 billion in the first six months of 2014, primarily due to increases in the sales prices of propylene and polyethylene.

Export Sales

Total export sales (with U.S. dollar-denominated export revenues translated to pesos at the exchange rate on the date on which the corresponding export sale was made), remained constant at Ps. 338.9 billion in the first six months of 2013 and the first six months of 2014, despite a 5.9% decrease in the weighted average prices of export crude oil and a 6.9% decrease in export crude oil sales volume resulting from a decrease in the availability of crude oil for export.

Excluding the trading activities of P.M.I. Comercio Internacional, S.A. de C.V. (which we refer to as PMI CIM), P.M.I. Trading, Ltd. and their affiliates (which, together with PMI CIM, we collectively refer to as the PMI Group), and Mex Gas International, Ltd. (which we refer to as MGAS), export sales by the subsidiary entities to the PMI Group and MGAS decreased by 3.2%, from Ps. 304.2 billion in the first six months of 2013 to Ps. 294.5 billion in the first six months of 2014. In U.S. dollar terms, excluding the trading activities of the PMI Group and MGAS, total export sales decreased by 7.4%, from U.S. $24.2 billion in the first six months of 2013 to U.S. $22.4 billion in the first six months of 2014, primarily due to a decrease in export sales prices and volume.

Crude oil and condensate export sales accounted for 86.7% of export sales (excluding the trading activities of the PMI Group) in the first six months of 2014, as compared to 88.5% in the first six months of 2013. Crude oil and condensate export sales decreased in peso terms by 5.1%, from Ps. 269.1 billion in the first six months of 2013 to Ps. 255.3 billion in the first six months of 2014, primarily due to a 5.9% decrease in the weighted average export price of the Mexican crude oil basket, from U.S. $100.78 per barrel in the first six months of 2013 to U.S. $94.80 in the first six months of 2014. The volume of crude oil exports decreased by 2.7%, from 1,167 thousand barrels per day in the first six months of 2013 to 1,136 thousand barrels per day in the first six months of 2014, primarily due to a decrease in crude oil production.

Export sales of petroleum products represented 12.9% of export sales (excluding the trading activities of the PMI Group) in the first six months of 2014, as compared to 11.2% in the first six months of 2013. Export sales of petroleum products increased by 7.6%, from Ps. 34.0 billion in the first six months of 2013 to Ps. 36.6 billion in the first six months of 2014, primarily due to an increase in the volume of fuel oil available for sale as a result of the Federal Electricity Commission’s decreased demand for this product and an increase in the volume of liquefied petroleum gas sold.

Petrochemical products accounted for the remainder of export sales (excluding the trading activities of the PMI Group) in the first six months of 2013 and 2014 (0.39% and 0.34%, respectively). Export sales of petrochemical products (including certain by-products of the petrochemical process) decreased by 16.7%, from Ps. 1.2 billion in the first six months of 2013 to Ps. 1.0 billion in the first six months of 2014, primarily due to a decrease in the sales prices of certain petrochemical products, such as sulfur and butadiene.

Services Income

Services income decreased by 10.4% in the first six months of 2014, from Ps. 4.8 billion in the first six months of 2013 to Ps. 4.3 billion in the first six months of 2014, mainly as a result of a decrease in the amount of fees collected in connection with freight and pipeline transportation services provided to third parties. This decrease was partially offset by insurance revenues from Kot Insurance Company, AG, one of our wholly-owned subsidiary companies, which reinsures our policies held through local insurance carriers.

Cost of Sales

Cost of sales increased by 8.0%, from Ps. 388.1 billion in the first six months of 2013 to Ps. 419.0 billion in the first six months of 2014. This increase was primarily due to an increase in the costs of purchases of imported products, including (1) a Ps. 4.9 billion increase in the costs of purchases of imported premium gasoline; (2) a Ps. 3.8 billion increase in the costs of purchases of imported diesel; (3) a Ps. 5.8 billion increase in the costs of purchases of imported liquefied gas and imported natural gas; (4) a Ps. 3.5 billion increase in the costs of purchases of imported liquefied natural gas; and (5) a Ps. 13.5 billion increase in the costs associated with our subsidiary companies, mainly due to the resumption of operations at the refinery located in Deer Park, Texas. This increase in costs of sales is further explained by (1) a Ps. 3.4 billion increase in costs associated with maintenance and repair of our productive business units; (2) a Ps. 3.3 billion increase in expenses incurred in connection with unsuccessful wells; and (3) a Ps. 2.4 billion increase in costs associated with exploration activities carried out to maintain optimum hydrocarbon production. This increase was partially offset by a Ps. 6.2 billion decrease in fuel oil purchases due to a decrease in the Federal Electricity Commission’s demand for fuel oil.

General Expenses

General expenses increased by 5.7%, from Ps. 65.2 billion in the first six months of 2013 to Ps. 68.9 billion in the first six months of 2014. This increase was primarily due to a Ps. 2.1 billion increase in the net cost of employee benefits related to general expenses for the period as a result of salary increases, the financial impact of an additional year of seniority granted to all employees and changes to the assumptions used in actuarial calculations.

Other Revenues and Expenses, Net

Other revenues and expenses, net, decreased by Ps. 38.6 billion, or 61.5%, from net revenues of Ps. 62.8 billion in the first six months of 2013 to net revenues of Ps. 24.2 billion in the first six months of 2014. This decrease was primarily due to a lower credit attributable to the negative IEPS tax rate, which is generated when the prices at which we sell gasoline and diesel in the domestic market are lower than the international market prices for such products. The credit attributable to the negative IEPS tax rate decreased by Ps. 25.9 billion, from Ps. 56.8 billion in the first six months of 2013 to Ps. 30.9 billion in the first six months of 2014, due to a decrease in the difference between domestic retail prices and international reference prices for gasoline and diesel in the first six months of 2014 as compared to the corresponding period of 2013. In addition, other revenues and expenses, net, decreased due to a Ps. 8.7 billion impairment of fixed assets at the Burgos business unit during the first six months of 2014 that resulted from a decline in international natural gas sales prices and the negative effect of changes in the valuation of future cash flows from the hydrocarbons reserves corresponding to the Burgos business unit. Other revenues and expenses, net, also decreased during the first six months of 2014 as a result of the positive effect during the first six months of 2013 of the collection of a Ps. 5.0 billion judgment.

Financing Income

Our financing income increased by Ps. 3.7 billion, from Ps. 5.7 billion in the first six months of 2013 to Ps. 9.4 billion in the first six months of 2014. This increase was primarily due to an increase in income associated with certain derivative financial instruments as a result of the appreciation of currencies hedged against the U.S. dollar.

Financing Cost

Financing cost decreased by Ps. 2.1 billion, from Ps. 29.3 billion in the first six months of 2013 to Ps. 27.2 billion in the first six months of 2014. This decrease was primarily due to a decrease in costs associated with certain derivative financial instruments.

Exchange Gain (Loss), Net

A substantial portion of our indebtedness, 81.6% as of June 30, 2014, is denominated in foreign currencies. Our exchange gain, net, decreased by Ps. 0.5 billion, from an exchange gain of Ps. 3.9 billion in the first six months of 2013 to an exchange gain of Ps. 3.4 billion in the first six months of 2014. This decrease primarily resulted from the depreciation of the peso against the pound sterling during the first six months of 2014, which was only partially offset by the appreciation of the peso against the U.S. dollar during the first six months of 2014, in each case as compared to the same period of 2013.

Taxes and Duties

Hydrocarbon extraction duties and other duties and taxes paid decreased by 1.0%, from Ps. 432.5 billion in the first six months of 2013 to Ps. 428.0 billion in the first six months of 2014, largely due to a 3.3% decrease in the weighted average price of the Mexican crude oil basket, from U.S. $100.78 per barrel in the first six months of 2013 to U.S. $94.80 per barrel in the same period of 2014. As a result, taxes and duties represented 52.5% of total sales in the first six months of 2014, as compared to 54.8% in the first six months of 2013.

Net Loss

In the first six months of 2014, we reported a net loss of Ps. 88.2 billion (U.S. $6.8 billion) on Ps. 816.0 billion in total sales, as compared to a net loss of Ps. 53.4 billion (U.S. $4.1 billion) on Ps. 789.4 billion in total sales in the first six months of 2013. This increase in net loss during the first six months of 2014 is primarily explained by: (1) a decrease in other revenues and expenses, net, due primarily to a lower credit attributable to the negative IEPS tax rate and (2) an increase in cost of sales and general expenses. This increase was only partially offset by a 6.1% increase in domestic sales during this period.

Liquidity and Capital Resources

Cash Flows from Operating, Financing and Investing Activities

During the first six months of 2014, net funds used in operating activities totaled Ps. 22.0 billion, as compared to Ps. 113.9 billion in the first six months of 2013. During the first six months of 2014, our net cash flows from financing activities totaled Ps. 66.3 billion, as compared to net cash flows used in financing activities of Ps. 40.8 billion in the first six months of 2013. During the first six months of 2014, new financings totaled approximately Ps. 177.8 billion and payments of principal and interest totaled Ps. 113.3 billion, as compared to approximately Ps. 107.6 billion and Ps. 148.4 billion, respectively, during the first six months of 2013. During the first six months of 2014, we applied net funds of Ps. 92.6 billion to acquisitions of wells, pipelines, properties, plant and equipment, as compared to Ps. 87.2 billion in the first six months of 2013.

At June 30, 2014, our cash and cash equivalents totaled Ps. 88.4 billion, as compared to Ps. 80.7 billion at December 31, 2013.

Recent Financing Activities

During the period from May 16 to July 24, 2014, Petróleos Mexicanos participated in the following financing activities:

•	On July 2, 2014, Petróleos Mexicanos issued Ps. 11,000,000,000 aggregate principal amount of its Certificados Bursátiles due 2024 at a fixed rate of 7.19%, consisting of (1) an international offering outside of Mexico of Ps. 2,353,100,000 of Certificados Bursátiles in the form of global depositary notes (or GDNs), and (2) a concurrent offering to the public in Mexico of Ps. 8,646,900,000 of Certificados Bursátiles not represented by GDNs. The issuance represented the third reopening of its Certificados Bursátiles due 2024, which were originally issued on September 26, 2013 and subsequently reopened on December 11, 2013 and January 30, 2014. Concurrently, Petróleos Mexicanos issued, in the Mexican market, Ps. 4,000,000,000 aggregate principal amount of Certificados Bursátiles in two tranches: one at a floating rate due 2019 in an aggregate principal amount of Ps. 1,500,000,000, which was a reopening of the same series originally issued on September 19, 2013 and subsequently reopened on December 11, 2013 and January 30, 2014; and the second at a fixed rate of 3.94% due 2026 in an aggregate principal amount equal to the Unidades de Inversión (or UDI) equivalent of Ps. 2,500,000,000, which was a reopening of the same series originally issued on January 30, 2014. These certificados bursátiles were issued under Petróleos Mexicanos’ Ps. 200,000,000,000 or UDI equivalent Certificados Bursátiles Program. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•	On July 26, 2014, Petróleos Mexicanos entered into a syndicated credit facility in the amount of Ps. 26,000,000,000; the facility bears interest at a floating rate linked to the Tasa de Interés Interbancaria de Equilibrio (Interbank Equilibrium Interest Rate) and matures on July 25, 2024.

During the period from June 21 to August 15, 2014, P.M.I. Holdings, B.V. did not obtain any additional financing from its revolving credit line and repaid U.S. $50,000,000.

Indebtedness

During the first six months of 2014, our total debt increased by 10.0%, from Ps. 841.2 billion at December 31, 2013 to Ps. 925.1 billion at June 30, 2014, primarily due to the financing activities undertaken during this period, as described in Note 12 to the unaudited condensed consolidated interim financial statements included herein.

At June 30, 2014 and as of the date of this report, we were not in default on any of our financing agreements.

Amendments to Certain Financing Agreements

In order to align certain of our financing agreements with the changes resulting from the Energy Reform Decree and the Secondary Legislation described above under “Energy Reform,” we have sought to obtain consents from our bondholders and lenders to amend provisions in these financing agreements that relate to Petróleos Mexicanos’ characterization as a legal entity under Mexican law and to our exclusive authority to participate on behalf of the Mexican government in the oil and gas sector in Mexico, each of which is expected to change in the near future as a result of the Energy Reform Decree. On June 25, 2014, we obtained the requisite number of consents from bondholders to amend the instruments governing approximately U.S. $41.4 billion aggregate principal amount of our outstanding debt securities and we continue to seek consents from banks and certain other creditors with respect to other financing agreements that contain similar provisions.

For more information regarding the Energy Reform Decree and its potential impact on us, please see “Item 4—Information on the Company—History and Development—Energy Reform” in our Form 20-F.

Business Overview

Production

Set forth below are selected summary operating data relating to PEMEX.

	Six months ended June 30,
	2013		2014
Operating Highlights
Production
Crude oil (tbpd)(1)		2,530		2,480
Natural gas (mmcfpd)		6,369		6,523
Petroleum products (tbpd)		1,316		1,249
Petrochemicals (tt)(2)		3,777		3,914
Average crude oil exports (tbpd)(3)
Olmeca		119.86		94.59
Isthmus		80.25		137.81
Maya		966.56		903.15

Total		1,166.66		1,135.55
Value of crude oil exports (value in millions of U.S. dollars)(3)	U.S. $	21,282	U.S. $	19,485
Average PEMEX crude oil export prices per barrel(4)
Olmeca	U.S. $	110.21	U.S. $	104.66
Isthmus		107.61		101.55
Maya		99.08		92.84

Weighted average price(5)		100.78		94.80
West Texas Intermediate crude oil average price per barrel(6)	U.S. $	95.74	U.S. $	105.24

Notes: Numbers may not total due to rounding.

tbpd = thousands of barrels per day
mmcfpd = millions of cubic feet per day
tt = thousands of tons
(1)	The volume of crude oil that we produce is subject to customary adjustments to reflect, among other things, measurement inconsistencies, shrinkage and leakage. Crude oil distribution during the first six months of 2014 averaged approximately 2,318 thousand barrels per day. The difference between the volume produced and the volume distributed for this period was particularly impacted by the percentage of water in the crude oil produced in certain mature fields during this period.
(2)	Includes ethane and sulfur from Pemex-Gas and Basic Petrochemicals.
(3)	The volume and value of crude oil exports reflects customary adjustments by the PMI Group to reflect the percentage of water in each shipment as of June 30, 2014.
(4)	Average price during period indicated based on billed amounts.
(5)	On August 27, 2014, the weighted average price of PEMEX’s crude oil export mix was U.S. $92.19 per barrel.
(6)	On August 27, 2014, the West Texas Intermediate crude oil spot price was U.S. $93.78 per barrel.
Source:	Petróleos Mexicanos and the PMI Group.

Crude oil production decreased by 2.0% in the first six months of 2014, from 2,530 thousand barrels per day in the first six months of 2013 to 2,480 thousand barrels per day in the first six months of 2014. This decrease was mainly due to:

•	a 4.8% decrease in the production of heavy crude oil, primarily due to (1) an increase in the fractional water flow of wells; (2) a natural decline in production at the fields located in the Cantarell business unit in the Northeastern Marine region; and (3) annual maintenance of equipment located in the Yúum K’Ak’Naab Floating Production Storage and Offloading “FPSO” vessel located in the Ku-Maloob-Zaap business unit in the Northeastern Marine region; and

•	a 2.6% decrease in the production of extra-light crude oil, primarily due to a natural decline in production at the Crudo Ligero Marino project in the Southwestern Marine region, as well as an increase in the fractional water flow of wells at the Pijije and Sen fields of the Delta del Grijalva project located in the Southern region.

This decrease was partially offset by a 4.2% increase in the production of light crude oil at the Kuil, Onel, Chuhuk and Tsimin fields in the Southwestern Marine region, at the Kambesah field in the Northeastern Marine region, at the Artesa field in the Southern region and at the Gasífero and Bedel fields in the Northern region. As of June 30, 2014, average aggregate production in these fields reached 176.8 thousand barrels per day.

Natural gas production increased by 2.4% in the first six months of 2014, from 6,369 million cubic feet per day in the first six months of 2013 to 6,523 million cubic feet per day in the first six months of 2014. This increase was primarily the result of an increase in associated gas production at the Ku-Maloob-Zaap and Cantarell business units in the Northeastern Marine region, at the Litoral de Tabasco business units in the Southwestern Marine region and at the Samaria-Luna business unit in the Southern region. This increase was partially offset by a decline in non-associated gas production during the period, primarily due to a scheduled reduction in drilling activities and the completion of wells at the Veracruz and Burgos business units in the Northern region.

Production of petroleum products decreased by 5.1% in the first six months of 2014, from 1,316 thousand barrels per day in the first six months of 2013 to 1,249 thousand barrels per day in the first six months of 2014. This decrease was primarily due to a decrease in the total amount of crude oil processed during this period due to scheduled maintenance activities and unscheduled refurbishing of certain plants. Nevertheless, the production percentage of petroleum products with higher value added over total output recorded a slight increase.

Petrochemicals production increased by 3.6% in the first six months of 2014, from 3,777 thousand tons in the first six months of 2013 to 3,914 thousand tons in the first six months of 2014. This increase was primarily due to increases in the production of:

•	the aromatics and derivatives chain due to the stabilization of the continuous catalytic regeneration (CCR) plant and regularized operations of the aromatics plants at the Cangrejera petrochemical complex;

•	the propylene and derivatives chain, due to greater availability of propylene and to the stabilization of the acrylonitrile production plant; and

•	the methane derivatives chain due to the increased availability of natural gas, which increased ammonia output, and to the stabilization of the methanol production plant.

This increase was partially offset by (1) a decrease in production in the ethane derivatives chain, mainly due to the transfer of production of vinyl chloride and muriatic acid to the joint venture between Pemex-Petrochemicals and Petroquímica Mexicana de Vinilo, S.A. de C.V. in September 2013; and (2) an unscheduled shutdown of the linear low density polyethylene production line and a decrease in production of other petrochemicals, primarily due to a decrease in production of octane gasoline as a result of its increased use as an input for processing at the CCR plant.

Gas and Basic Petrochemicals

Los Ramones Gas Pipeline

The Los Ramones pipeline project, which will be implemented in two phases, is part of a strategy to supply central Mexico with natural gas imported from the United States. Phase one consists of the construction of a pipeline from the U.S. border near Ciudad Camargo, Tamaulipas to Los Ramones, Nuevo León. Phase two of the project, which consists of a pipeline from Los Ramones to Apaseo el Alto, Guanajuato, is further subdivided into two stages, Ramones Norte and Ramones Sur, which refer to the northern and southern portions of that pipeline, respectively.

On July 9, 2014, we announced that TAG Pipelines Norte, S. de R.L. de C.V. (an indirect subsidiary of Pemex-Gas and Basic Petrochemicals) had entered into a contract with a consortium formed by Odebrecht, Techint and Arendal for the engineering, procurement and construction of Phase II of the Ramones Norte stage of the pipeline. Ramones Norte consists of a 447 kilometer portion of the pipeline from Los Ramones to San Luis Potosí and will require an estimated U.S. $1,052 million investment. Another indirect subsidiary of Pemex-Gas and Basic Petrochemicals, TAG Pipelines Sur, S. de R.L. de C.V., has entered into a contract with ICA Fluor (a joint venture between Empresas ICA, S.A.B. de C.V. and Fluor Corporation) for the engineering, procurement and construction of the Ramones Sur stage of the pipeline, which consists of a 291 kilometer portion of the pipeline from San Luis Potosí to Apaseo el Alto and will require an estimated U.S. $795 million investment. For more information regarding the Los Ramones pipeline project, please see “Item 4—Information on the Company—Gas and Basic Petrochemicals—Pipelines—Los Ramones Gas Pipeline” in the Form 20-F.

PEMEX Corporate Matters

Investment in Repsol

On June 4, 2014, we announced the sale of a total of 104,057,057 shares of Repsol S.A. (which we refer to as Repsol), representing 7.86% of Repsol’s share capital, at a price of €20.10 per share. Prior to the sale, these shares were held by Petróleos Mexicanos and P.M.I. Holdings, B.V., a wholly owned subsidiary. We have agreed not to dispose of any additional shares of Repsol for 60 days following the completion of the sale, subject to certain customary exceptions. As of the date of this report, our share of the economic and voting rights in Repsol is 1.44%. For more information regarding our investment in Repsol, please see “Item 4—Information on the Company—PEMEX Corporate Matters—Investment in Repsol” in the Form 20-F.

PEMEX’s Internal Monitoring

On August 8, 2014, there was an explosion at the refinery located in Ciudad Madero, Tamaulipas in northeastern Mexico. As a result of the explosion, four workers died and eight others were injured. The accident occurred at a coker plant, which was out of operation and undergoing maintenance at the time of explosion. The explosion did not cause a fire or any damage to the refinery and its cause is being investigated.

Directors, Senior Management and Employees

Recent Appointments

Effective June 1, 2014, the President of Mexico appointed Mr. Gustavo Hernández García as Director General of Pemex-Exploration and Production. Mr. Hernández García had been serving as Acting Director General of Pemex-Exploration and Production since February 2014.

Employees

On July 29, 2014, Petróleos Mexicanos and the Petroleum Workers’ Union revised its collective bargaining agreement, which became effective on August 1, 2014. The agreement provides for a 3.99% increase in wages and a 1.91% increase in benefits. By its terms, the collective bargaining agreement is scheduled to expire on July 31, 2015.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES

AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE THREE AND SIX-MONTH PERIODS ENDED

JUNE 30, 2014 AND 2013

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES

AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE THREE AND SIX-MONTH PERIODS ENDED

JUNE 30, 2014 AND 2013

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM

STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2014 AND DECEMBER 31, 2013

(Figures stated in thousands, except as noted (Note 2))

	June 30, 2014		December 31, 2013
ASSETS:
Current assets:
Cash and cash equivalents (Note 5)	Ps.	88,414,337	Ps.	80,745,719
Accounts, notes receivable and other—Net (Note 6)		129,209,745		122,512,011
Inventories—Net (Note 7)		43,530,911		56,914,500
Derivative financial instruments (Note 13)		5,184,098		6,741,640

Total current assets		266,339,091		266,913,870
Non-current assets:
Available-for-sale financial assets (Note 8)		6,513,443		17,728,571
Permanent investments in associates (Note 9)		18,145,043		16,779,501
Wells, pipelines, properties, plant and equipment—Net (Note 10)		1,732,622,800		1,721,578,741
Deferred taxes		1,110,712		2,493,162
Restricted cash (Note 5)		9,535,445		7,701,798
Other assets—Net (Note 11)		14,798,766		14,194,710

Total non-current assets	Ps.	1,782,726,209	Ps.	1,780,476,483

Total assets	Ps.	2,049,065,300	Ps.	2,047,390,353

LIABILITIES:
Current liabilities:
Current portion of long-term debt (Note 12)	Ps.	129,958,203	Ps.	90,676,943
Suppliers		59,031,356		106,745,193
Accounts and accrued expenses payable		16,399,645		14,194,719
Derivative financial instruments (Note 13)		5,814,323		6,284,482
Taxes and duties payable		57,233,832		41,289,495

Total current liabilities		268,437,359		259,190,832
Long-term liabilities:
Long-term debt (Note 12)		795,139,921		750,563,471
Employee benefits		1,153,301,466		1,119,207,870
Provisions for sundry creditors (Note 14)		70,755,823		69,209,398
Other liabilities		7,699,592		7,405,724
Deferred taxes		24,783,639		27,059,698

Total long-term liabilities	Ps.	2,051,680,441	Ps.	1,973,446,161

Total liabilities	Ps.	2,320,117,800	Ps.	2,232,636,993

EQUITY (DEFICIT):
Controlling interest:
Certificates of Contribution “A”		114,604,835		114,604,835
Mexican Government contributions to Petróleos Mexicanos		117,123,291		115,313,691
Legal reserve		1,002,130		1,002,130
Accumulated other comprehensive result		(128,431,423)		(129,065,629)
Accumulated results:
(Deficit) from prior years		(287,605,549)		(117,739,916)
Net loss for the period		(88,108,778)		(169,865,633)

Total controlling interest	Ps.	(271,415,494)	Ps.	(185,750,522)
Total non-controlling interest		362,994		503,882

Total equity (deficit)		(271,052,500)		(185,246,640)

Total liabilities and equity	Ps.	2,049,065,300	Ps.	2,047,390,353

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM

STATEMENTS OF COMPREHENSIVE INCOME

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

	2014		2013
Net sales:
Domestic	Ps.	472,836,897	Ps.	445,721,023
Export		338,864,118		338,929,105
Services income		4,303,248		4,754,758

		816,004,263		789,404,886
Cost of sales		419,028,529		388,146,050

Gross income		396,975,734		401,258,836
Other revenues and expenses—net		24,215,991		62,781,383
General expenses:
Transportation, distribution and sale expenses		15,322,745		15,499,451
Administrative expenses		53,609,412		49,681,362

Operating income		352,259,568		398,859,406
Financing income (Note 15)		9,444,414		5,692,579
Financing cost (Note 15)		(27,170,591)		(29,279,245)
Exchange gain (loss)—net		3,418,922		3,937,817

		(14,307,255)		(19,648,849)
Profit (loss) sharing in associates (Note 9)		1,827,244		(107,494)

Income before taxes, duties and other		339,779,557		379,103,063
Hydrocarbon extraction duties and others		421,775,832		427,587,104
Hydrocarbon income tax		4,983,891		1,984,030
Income tax		1,268,718		2,916,890

Total taxes, duties and other		428,028,441		432,488,024

Net loss for the period	Ps.	(88,248,884)	Ps.	(53,384,961)

Other comprehensive results:
Available-for-sale financial assets	Ps.	1,418,580	Ps.	588,651
Actuarial gains—employee benefits		17,546		—
Cumulative currency translation effect		(802,702)		(497,437)

Total other comprehensive results		633,424		91,214

Comprehensive result for the period	Ps.	(87,615,460)	Ps.	(53,293,747)

Net loss for the period attributable to:
Controlling interest	Ps.	(88,108,778)	Ps.	(53,268,137)
Non-controlling interest		(140,106)		(116,824)

Net loss for the period	Ps.	(88,248,884)	Ps.	(53,384,961)

Other comprehensive results attributable to:
Controlling interest	Ps.	634,206	Ps.	94,622
Non-controlling interest		(782)		(3,408)

Total other comprehensive results for the period	Ps.	633,424	Ps.	91,214

Comprehensive loss for the period:
Controlling interest	Ps.	(87,474,572)	Ps.	(53,173,515)
Non-controlling interest		(140,888)		(120,232)

Comprehensive result for the period	Ps.	(87,615,460)	Ps.	(53,293,747)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM

STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE-MONTH PERIODS ENDED JUNE 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

	2014		2013
Net sales:
Domestic	Ps.	241,793,340	Ps.	231,702,479
Export		165,672,951		158,929,445
Services income		1,603,865		2,518,782

		409,070,156		393,150,706
Cost of sales		208,697,011		184,303,924

Gross income		200,373,145		208,846,782
Other revenues and expenses—Net		7,037,950		22,207,652
General expenses:
Transportation, distribution and sale expenses		7,994,775		7,916,008
Administrative expenses		28,325,417		25,796,311

Operating income		171,090,903		197,342,115
Financing income—Net (Note 15)		4,420,963		2,375,808
Financing cost—Net (Note 15)		(14,082,459)		(11,891,748)
Exchange gain (loss)—Net		3,506,255		(28,639,521)

		(6,155,241)		(38,155,461)
Profit sharing in associates (Note 9)		692,061		130,570

Income before taxes, duties and other		165,627,723		159,317,224
Hydrocarbon extraction duties and others		214,383,959		205,608,630
Hydrocarbon income tax		3,440,353		660,666
Income tax		98,872		2,044,777

Total taxes, duties and other		217,923,184		208,314,073

Net loss for the period	Ps.	(52,295,461)	Ps.	(48,996,849)

Other comprehensive results:
Available-for-sale financial assets	Ps.	1,258,380	Ps.	317,710
Actuarial gains—employee benefits		17,546		—
Cumulative currency translation effect		(640,921)		3,412,050
Total other comprehensive results		635,005		3,729,760

Comprehensive result for the period	Ps.	(51,660,456)	Ps.	(45,267,089)

Net loss for the period attributable to:
Controlling interest	Ps.	(52,226,169)	Ps.	(48,941,234)
Non-controlling interest		(69,292)		(55,615)

Net loss for the period	Ps.	(52,295,461)	Ps.	(48,996,849)

Other comprehensive results attributable to:
Controlling interest	Ps.	636,908	Ps.	3,699,472
Non-controlling interest		(1,903)		30,288

Total other comprehensive results for the period	Ps.	635,005		Ps 3,729,760

Comprehensive loss for the period:
Controlling interest	Ps.	(51,589,261)	Ps.	(45,241,762)
Non-controlling interest		(71,195)		(25,327)

Comprehensive result for the period	Ps.	(51,660,456)	Ps.	(45,267,089)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

	Controlling interest
							Accumulated other comprehensive income (loss)
	Certificates of Contribution “A”		Mexican Government contributions to Petróleos Mexicanos		Legal reserve		Available-for-sale financial assets		Cumulative currency translation effect		Actuarial losses for employee benefits effect		Accumulated results				Total		Non-controlling interest		Total equity
													For the period		From prior years
Balances as of January 1, 2013	Ps.	49,604,835	Ps.	178,730,591	Ps.	977,760	Ps.	(6,253,714)	Ps.	2,685,060	Ps.	(379,768,919)	Ps.	—	Ps.	(117,739,916)	Ps.	(271,764,303)	Ps.	698,453	Ps.	(271,065,850)
Comprehensive income (loss) for the period		—		—		—		588,651		(494,029)		—		(53,268,137)		—		(53,173,515)		(120,232)		(53,293,747)

Balances as of June 30, 2013	Ps.	49,604,835	Ps.	178,730,591	Ps.	977,760	Ps.	(5,665,063)	Ps.	2,191,031	Ps.	(379,768,919)	Ps.	(53,268,137)	Ps.	(117,739,916)	Ps.	(324,937,818)	Ps.	578,221	Ps.	(324,359,597)

Balances as of January 1, 2014	Ps.	114,604,835	Ps.	115,313,691	Ps.	1,002,130	Ps.	(1,800,219)	Ps.	5,127,480	Ps.	(132,392,890)	Ps.	—	Ps.	(287,605,549)	Ps.	(185,750,522)	Ps.	503,882	Ps.	(185,246,640)
Increase in Mexican Government contributions to Petróleos Mexicanos		—		2,000,000		—		—		—		—		—		—		2,000,000		—		2,000,000
Decrease in Mexican Government contributions to Petróleos Mexicanos		—		(190,400)		—		—		—		—		—		—		(190,400)		—		(190,400)
Comprehensive income (loss) for the period		—		—		—		1,418,580		(801,920)		17,546		(88,108,778)		—		(87,474,572)		(140,888)		(87,615,460)

Balances as of June 30, 2014	Ps.	114,604,835	Ps.	117,123,291	Ps.	1,002,130	Ps.	(381,639)	Ps.	4,325,560	Ps.	(132,375,344)	Ps.	(88,108,778)	Ps.	(287,605,549)	Ps.	(271,415,494)	Ps.	362,994	Ps.	(271,052,500)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM

STATEMENTS OF CASH FLOWS

FOR SIX-MONTH PERIODS ENDED JUNE 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

	2014		2013
Operating activities:
Net loss for the period	Ps.	(88,248,884)	Ps.	(53,384,961)
Activities related to investing activities:
Depreciation and amortization		73,174,076		73,523,751
Impairment of wells, pipelines, properties, plant and equipment		8,678,011		—
Unsuccessful wells		5,558,916		2,290,782
Disposal of wells, pipelines, properties, plant and equipment		2,596,846		2,135,426
Net loss on available-for-sale financial assets		188,705		—
(Profit) loss sharing in associates		(1,827,243)		107,494
Dividends		(504,396)		—
Effects of net present value of reserve for well abandonment		629,323		(83,211)
Activities related to financing activities:
Amortization gains related to debt issuance		(996,887)		(236,408)
Unrealized foreign exchange gain		(3,140,648)		(5,134,616)
Interest expense		20,595,543		18,489,198

		16,703,362		37,707,455
Funds provided by (used in) operating activities:
Derivative financial instruments		1,087,383		6,911,271
Accounts and notes receivable		(8,363,080)		9,734,759
Inventories		13,383,589		13,184,058
Other assets		(5,714,841)		(7,907,330)
Accounts payable and accrued expenses		2,204,926		2,336,291
Taxes paid		15,944,338		8,387,674
Suppliers		(47,713,836)		4,288,519
Provisions for sundry creditors		1,210,970		241,944
Employee benefits		34,111,142		39,324,532
Deferred taxes		(893,609)		(333,371)

Net cash flows from operating activities		21,960,344		113,875,802
Investing activities:
Acquisition of wells, pipelines, properties, plant and equipment		(92,594,262)		(87,234,935)
Exploration costs		(448,131)		(426,032)
Permanent investments in associates		(118,365)		—
Dividends received		336,095		—
Divestment of available-for-sale financial assets		12,735,337		—

Net cash flows from investing activities		(80,089,326)		(87,660,967)

Financing activities:
Increase in equity from the Mexican Government		2,000,000		—
Decrease in equity Mexican Government contributions		(190,400)		—
Loans obtained from financial institutions		177,845,773		107,639,507
Debt payments, principal only		(94,104,744)		(130,298,519)
Interest paid		(19,240,057)		(18,122,623)

Net cash flows from financing activities		66,310,572		(40,781,635)

Net increase (decrease) in cash and cash equivalents		8,181,590		(14,566,800)
Effects of change in cash value		(512,972)		2,081,665
Cash and cash equivalents at the beginning of the period		80,745,719		119,234,891

Cash and cash equivalents at the end of the period	Ps.	88,414,337	Ps.	106,749,756

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

NOTE 1—STRUCTURE AND BUSINESS OPERATIONS OF PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES:

Petróleos Mexicanos was created on June 7, 1938, and began operations on July 20, 1938 in accordance with a decree of the Mexican Congress stating that all foreign-owned oil companies in operation at that time in the United Mexican States (“Mexico”) were thereby nationalized. Petróleos Mexicanos and its four Subsidiary Entities (as defined below) are decentralized public entities of the Federal Government of Mexico (the “Mexican Government”) and together comprise the Mexican oil and gas industry.

As of June 30, 2014, the operations of Petróleos Mexicanos and its Subsidiary Entities (as defined below) are regulated mainly by the Constitución Política de los Estados Unidos Mexicanos (Political Constitution of the United Mexican States, or the “Mexican Constitution”), the Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo (Regulatory Law to Article 27 of the Political Constitution of the United Mexican States concerning Petroleum Affairs, or the “Regulatory Law”), the Ley de Petróleos Mexicanos (Petróleos Mexicanos Law) and the Reglamento de la Ley de Petróleos Mexicanos (Regulations to the Petróleos Mexicanos Law), which establish the state will be entrusted with the activities in the strategic areas of petroleum, hydrocarbons and basic petrochemicals through Petróleos Mexicanos and its Subsidiary Entities (as defined below).

The Petróleos Mexicanos Law, which was published in the Diario Oficial de la Federación (Official Gazette of the Federation) on November 28, 2008, establishes that the four Subsidiary Entities (as defined below) will continue carrying out their activities in accordance with their objectives, fulfilling the commitments they have already assumed in Mexico and abroad.

On March 21, 2012, the President of Mexico issued the Decreto que tiene por objeto establecer la estructura, el funcionamiento y el control de los organismos subsidiarios de Petróleos Mexicanos (Decree to establish the structure, operation and control of the subsidiary entities of Petróleos Mexicanos, or the “Subsidiary Entities Decree”), which was published in the Official Gazette of the Federation and became effective as of the following day.

Under the Subsidiary Entities Decree:

•	Petróleos Mexicanos continues to have the authority to direct the central planning and strategic management of the Subsidiary Entities (as defined below) in accordance with the Petróleos Mexicanos Law, and to provide general corporate services of an administrative and technical nature, as requested by the Subsidiary Entities (as defined below);

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

•	the Subsidiary Entities (as defined below) will continue to undertake all activities related to technical and industrial operations that are strictly productive and commercial in nature, in accordance with their purpose;

•	the organization continues to allocate the duties to each Subsidiary Entity (as defined below) in accordance with the rationale of distributing core activities of a productive character as referred to in the Petróleos Mexicanos Law;

•	the activities related to petrochemical products, as opposed to basic petrochemicals, must be undertaken by the Subsidiary Entities (as defined below), and such products will continue to be manufactured by Pemex-Petrochemicals (as defined below), notwithstanding undertakings by third parties; and

•	the activities, operations or services required by the Subsidiary Entities (as defined below) for carrying out their respective objectives may be undertaken by companies owned by Petróleos Mexicanos, the Subsidiary Entities (as defined below) or both. With respect to any activities not reserved exclusively for the State, the Subsidiary Entities (as defined below) may enter into alliances or partnerships with third parties.

In addition, on September 4, 2009, the Board of Directors of Petróleos Mexicanos (the “Board”) approved the Estatuto Orgánico (Organic Statute) of Petróleos Mexicanos, which became effective on September 25, 2009 and has since been modified on August 9, 2010, August 2, 2011, February 23, 2012, March 27, 2013, September 30, 2013, February 4 and 7, 2014.

On March 28, 2013, the Organic Statutes of each Subsidiary Entity (as defined below) was published in the Official Gazette of the Federation. These Organic Statutes establish the structure, organizational basis and functions of the administrative units of each of the Subsidiary Entities (as defined below), and also delineate the duties and internal regulations of their respective Boards of Directors.

The Subsidiary Entities are decentralized public entities of a technical, industrial and commercial nature with their own corporate identity and equity and with the legal authority to own property and conduct business in their own names. The Subsidiary Entities are controlled by and have the characteristics of subsidiaries of Petróleos Mexicanos. The Subsidiary Entities are:

•	Pemex-Exploración y Producción (“Pemex-Exploration and Production”);

•	Pemex-Refinación (“Pemex-Refining”);

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

•	Pemex-Gas y Petroquímica Básica (“Pemex-Gas and Basic Petrochemicals”); and

•	Pemex-Petroquímica (“Pemex-Petrochemicals”).

The principal objectives of the Subsidiary Entities are as follows:

I.	Pemex-Exploration and Production explores for and produces crude oil and natural gas; additionally, this entity transports, stores and markets such products;

II.	Pemex-Refining refines petroleum products and derivatives thereof that may be used as basic industrial raw materials; additionally, this entity stores, transports, distributes and markets such products and derivatives;

III.	Pemex-Gas and Basic Petrochemicals processes natural gas, natural gas liquids and artificial gas, derivatives thereof that may be used as basic industrial raw materials, and stores, transports, distributes and markets such products; additionally, this entity stores, transports, distributes and markets basic petrochemicals; and

IV.	Pemex-Petrochemicals processes industrial petrochemicals other than basic petrochemicals and stores, distributes and markets secondary petrochemicals.

For purposes of these unaudited condensed consolidated interim financial statements, any capitalized name or term that is not defined herein will have the meaning attributed to it in the Regulatory Law, as amended or replaced, or in the Petróleos Mexicanos Law.

On December 20, 2013, the Decreto por el que se reforman y adicionan diversas disposiciones de la Constitución Política de los Estados Unidos Mexicanos, en Materia de Energía (Decree that amends and supplements various provisions of the Mexican Constitution relating energy matters, or the “Energy Reform Decree”) was published in the Official Gazette of the Federation and took effect on December 21, 2013. The Energy Reform Decree includes artículos transitorios (transitional articles) that set forth the general framework for implementing laws that are required to give effect to the Energy Reform Decree (the “Secondary Legislation”).

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

The key features of the Energy Reform Decree with respect to the hydrocarbons sector in Mexico and PEMEX’s operations are the following:

•	Ownership by Mexican Nation: Solid, liquid and gaseous hydrocarbons located in the subsoil of Mexico remain the property of the Mexican nation.

•	Third-Party Participation: The Mexican Government will carry out the exploration and extraction of hydrocarbons in Mexico through assignments to empresas productivas del Estado (productive state-owned companies, as described below) or through agreements with such productive state-owned companies or with third parties. As part of the Secondary Legislation, the Mexican Congress must make the necessary adjustments to the legal framework regulating the contractual regime for exploration and extraction activities, which may include the creation of licenses, service contracts, profit-sharing contracts and production-sharing contracts.

•	Conversion: Petróleos Mexicanos will be converted from a decentralized public entity to a productive state-owned company within two years from the enactment of the Energy Reform Decree. During the two-year transition period, PEMEX will be entitled to be awarded the assignments and agreements mentioned above. As a productive state-owned company, Petróleos Mexicanos’ corporate purpose will be to create economic value and increase the income of the Mexican nation while adhering to principles of equity as well as social and environmental responsibility, and it will be granted technical, managerial and budgetary autonomy, subject to certain controls. The Mexican Government will continue to control Petróleos Mexicanos once it is converted to a productive state-owned company.

•	Round Zero: Pursuant to the Energy Reform Decree, PEMEX has requested that the Secretaría de Energía (Ministry of Energy) assign to it certain exploration and extraction areas based on its operational capabilities. Any such areas that it does not request or are not assigned to it will be subject to a bidding process that will be open to participation by third parties.

•	Booking of Reserves: Productive state-owned companies and third parties will be allowed to report assignments or contracts and the corresponding expected benefits for accounting and financial purposes, with the understanding that any solid, liquid or gaseous hydrocarbons that are in the subsoil will remain the property of the Mexican nation.

•	Pipeline System: The Centro Nacional de Control del Gas Natural (National Center of Natural Gas Control), a decentralized public entity of the Mexican Government, will own and operate the national gas pipeline system and storage infrastructure. Pursuant to the Secondary Legislation, PEMEX will transfer and assign to the National Center of Natural Gas Control the assets and contracts necessary for it to manage this system and infrastructure.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

•	Regulatory Oversight and Authority: The Ministry of Energy, the Comisión Nacional de Hidrocarburos (National Hydrocarbons Commission, or the “NHC”) and the Comisión Reguladora de Energía (Energy Regulatory Commission) will be granted additional technical and administrative authority over certain of PEMEX’s operations and the energy sector generally. In addition, the Ministry of Energy will be granted the authority to issue permits for oil treatment and refining, and for natural gas processing.

On March 21, 2014, as part of Round Zero, Petróleos Mexicanos submitted to the Ministry of Energy a request that PEMEX be assigned the right to continue to explore and develop areas that together contain 96% of Mexico’s estimated proved reserves of crude oil and natural gas as of December 31, 2013. The transitional articles of the Energy Reform Decree provide that the Ministry of Energy will take the following factors into consideration when determining whether to grant PEMEX an assignment:

•	with respect to areas that PEMEX was actively exploring in which it had made commercial discoveries or investments as of December 21, 2013, its investment capacity and evidence of a detailed plan for exploration; and

•	with respect to areas that PEMEX already had under production as of December 21, 2013, a development plan for producing fields, including evidence of proper development of such fields and the ability to efficiently and competitively carry out production activities.

On April 30, 2014, President Enrique Peña Nieto submitted to the Mexican Congress draft bills proposing Secondary Legislation intended to implement provisions of the Energy Reform Decree.

The principal distinction between the Subsidiary Entities and the Subsidiary Companies (as defined below) is that the Subsidiary Entities are decentralized public entities created by the predecessor law to the Ley Orgánica de Petróleos Mexicanos y Organismos Subsidiarios (Organic Law of Petróleos Mexicanos and the Subsidiary Entities), whereas the Subsidiary Companies are companies that were formed in accordance with the applicable laws of each of the respective jurisdictions in which they were incorporated. The “Subsidiary Companies” are defined as those companies which are controlled by PEMEX (see Note 3(a)).

“Associates”, as used herein, means those companies in which Petróleos Mexicanos does not have effective control (see Note 3(a)).

Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies are referred to collectively herein as “PEMEX”.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

PEMEX’s address and its principal place of business is:

Av. Marina Nacional No. 329

Col. Petróleos Mexicanos

Delegación Miguel Hidalgo

México, D.F. 11311

México

NOTE 2—BASIS OF PREPARATION:

(a)	Statement of compliance

PEMEX prepared its unaudited condensed consolidated interim financial statements as of June 30, 2014 and December 31, 2013, and for the periods ended June 30, 2014 and 2013, in accordance with IAS 34 “Interim Financial Reporting” of the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These unaudited condensed consolidated interim financial statements do not include all the information and disclosure required for full annual consolidated financial statements and should be read in conjunction with PEMEX’s audited consolidated financial statements for the three years ended December 31, 2013, 2012 and 2011. PEMEX estimates that there is no significant impact on its unaudited condensed consolidated interim financial statements due to the seasonality of operations.

These unaudited condensed consolidated interim financial statements follow the same accounting policies and methods of computation as the most recent annual financial statements.

On August 15, 2014, these unaudited condensed consolidated interim financial statements under IFRS and the notes thereto were authorized for issuance by the following officers: Public Accountant Víctor M. Cámara Peón, Deputy Director of Accounting and Fiscal Matters, and C. Francisco J. Torres Suárez, Associate Managing Director of Accounting.

(b)	Basis of measurement

These unaudited condensed consolidated interim financial statements have been prepared using the historical cost basis method, except where it is indicated that certain items have been measured using the fair value model or deemed cost basis. The principal items measured at fair value are derivative financial instruments (“DFIs”). The principal item measured at amortized cost is debt, while the principal item measured at present value is the provision for employee benefits.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

(c)	Functional and reporting currency and translation of foreign currency operations

These unaudited condensed consolidated interim financial statements are presented in Mexican pesos, which is both PEMEX’s functional currency and reporting currency, due to the following:

(i)	the economic environment in which PEMEX operates is Mexico, where the legal currency is the Mexican peso;

(ii)	PEMEX is an entity owned and regulated by the Mexican Government; accordingly, PEMEX’s budget is subject to legislative approval and is included in the Mexican annual budget, which is published in pesos;

(iii)	benefits to employees were approximately 50% of PEMEX’s total liabilities as of June 30, 2014 and December 31, 2013. The reserve maintained to meet these obligations is computed, denominated and payable in Mexican pesos; and

(iv)	cash flows for payment of general expenses, taxes and duties are realized in Mexican pesos.

Although the prices of several products are based on international U.S. dollar-indices, domestic selling prices are governed by the economic and financial policies established by the Mexican Government. Accordingly, cash flows from domestic sales are generated and recorded in Mexican pesos.

Mexico’s monetary policy regulator, the Banco de México, requires that Government entities other than financial entities sell their foreign currency to the Banco de México in accordance with its terms, receiving Mexican pesos in exchange, which is the legal currency in Mexico.

Translation of condensed consolidated interim financial statements of foreign operations

The unaudited condensed consolidated interim financial statements of foreign subsidiaries and associates are translated into the reporting currency by identifying if the functional currency is different from the currency for recording the foreign operations. If the currencies for a foreign transaction are different, then the currency for recording the foreign transaction is first translated into the functional currency and then translated into the reporting currency using the period-end exchange rate for assets and liabilities reported in the unaudited condensed consolidated interim statements of financial position, the historical exchange rate at the date of the transaction for equity items and the weighted average exchange rate for income and expenses reported in the statement of comprehensive income of the period.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

(d)	Terms definition

References in these unaudited condensed consolidated interim financial statements and the related notes to “pesos” or “Ps.” refers to Mexican pesos, “U.S. dollars” or “U.S. $” refers to dollars of the United States of America, “yen” or “¥” refers to Japanese yen, “euro” or “€” refers to the legal currency of the European Economic and Monetary Union, “Pounds sterling” or “£” refers to the legal currency of the United Kingdom, “Swiss francs” or “CHF” refers to the legal currency of the Swiss Confederation, “Canadian dollars” or “CAD” refers to the legal currency of Canada and “Australian dollars” or “AUD” refers to the legal currency of Australia. Figures in all currencies are presented in thousands of the relevant currency unit, except exchange rates and product and share prices.

NOTE 3—SIGNIFICANT ACCOUNTING POLICIES:

The preparation of the unaudited condensed consolidated interim financial statements in accordance with IFRS requires the use of estimates and assumptions made by PEMEX’s management that affect the recorded amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of these unaudited condensed consolidated interim financial statements, as well as the recorded amounts of income and expenses during the period.

Significant estimates and underlying assumptions are reviewed on an ongoing basis, and revisions to accounting estimates are recognized in the period in which any estimates are revised and in any future periods affected by such revision.

In particular, information about assumptions, estimation uncertainties and critical accounting policies that have the most significant effect on the amounts recognized in the unaudited condensed consolidated interim financial statements are described in the following notes:

•	Note 3(d) Financial instruments

•	Note 3(h) Wells, pipelines, properties, plant and equipment; Successful efforts method of accounting

•	Note 3(j) Impairment of non-financial assets

•	Note 3(l) Provisions

•	Note 3(m) Employee benefits

•	Note 3(n) Taxes and Federal Duties; Deferred Taxes

•	Note 3(p) Contingencies

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

Actual results could differ from those estimates and assumptions.

Below is a summary of the principal accounting policies followed by PEMEX in the preparation of its unaudited condensed consolidated interim financial statements:

(a)	Basis of consolidation

The unaudited condensed consolidated interim financial statements include those of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies.

Investment in subsidiaries

The Subsidiary Entities and Subsidiary Companies are those controlled by Petróleos Mexicanos. Control requires exposure or rights to variable returns and the ability to affect those returns through power over a company. The Subsidiary Entities and Subsidiary Companies are consolidated from the date that control commences until the date that control ceases.

The consolidated Subsidiary Entities are Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals.

The consolidated Subsidiary Companies are companies that are 100% owned by Petróleos Mexicanos (with the exception of Pemex Finance, Ltd. (“FIN”) and P.M.I. Comercio Internacional, S.A. de C.V. (“PMI CIM”)), and are as follows: PMI CIM(i); P.M.I. Trading, Ltd. (“PMI Trading”)(i); P.M.I. Holdings North America, Inc. (“PMI HNA”)(i); P.M.I. Holdings Petróleos España, S.L. (“PMI HPE”)(i); P.M.I. Holdings, B.V. (“PMI HBV”)(i); P.M.I. Norteamérica, S.A. de C.V. (“PMI NASA”)(i); Kot Insurance Company, AG (“KOT”); Pemex Procurement International, Inc. (“PPI”)(ii); P.M.I. Marine, Ltd. (“PMI Mar”)(i); P.M.I. Services, B.V. (“PMI SHO”)(i); Pemex Internacional España, S.A. (“PMI SES”)(i); Pemex Services Europe, Ltd. (“PMI SUK”)(i)(iii); P.M.I. Services North America, Inc. (“PMI SUS”)(i); P.M.I. Field Management Resources, S.L. (“FMR”)(i)(iv); P.M.I. Campos Maduros, S. de R.L. de C.V. (“SANMA”)(iv); Mex Gas International, Ltd. (“MGAS”); FIN; Instalaciones Inmobiliarias para Industrias, S. A. de C. V. (“III”)(iv); III Servicios, S. A. de C. V. (“III Services”)(iv); PPQ Cadena Productiva, S.L. (“PPQCP”)(iv) and Hijos de J. Barreras, S. A. (“HJ BARRERAS”)(iv).

The financial information of the Subsidiary Entities and Subsidiary Companies has been prepared based on the same period of Petróleos Mexicanos’ financial statements applying the same accounting policies.

(i)	Member company of the “PMI Group”.
(ii)	Formerly Integrated Trade Systems, Inc. (“ITS”).
(iii)	As of December 2013, PMI SUK is no longer included in the consolidated financial statements of PEMEX due to its liquidation.
(iv)	As of 2013, these companies are included in the consolidated financial statements of PEMEX.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

Investments in associates and joint ventures

Investments in associates are those in which PEMEX has significant influence but not the power to control financial and operational decisions. There is significant influence when PEMEX owns directly or indirectly between 20% and 50% of voting rights in another entity.

Joint ventures are those arrangements whereby two or more parties undertake an economic activity that is subject to joint control. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement.

Investments in associates and joint ventures are recognized based on the equity method and recorded initially at cost, including any goodwill identified on acquisition. With respect to joint operations, the assets, liabilities, income and expenses are recognized in relation to participation in the arrangement and in accordance with the applicable IFRS. The investment cost includes transaction costs.

The unaudited condensed consolidated interim financial statements include the proportion of gains, losses and other comprehensive income corresponding to PEMEX’s share in each investee, once these items are adjusted to align with the accounting policies of PEMEX, from the date that significant influence and joint control begins to the date that such influence or joint control ceases.

When the value of the share of losses exceeds the value of PEMEX’s investment in an associate or joint venture, the carrying value of the investment, including any long-term investment, is reduced to zero and PEMEX ceases to recognize additional losses, except in cases where PEMEX is jointly liable for obligations incurred by those associates and joint ventures.

Eliminated transactions in consolidation

All intercompany balances and transactions have been eliminated in the preparation of the unaudited condensed consolidated interim financial statements pursuant to IFRS 10, “Consolidated Financial Statements”.

Unrealized gains arising from transactions with entities whose investment is accounted for using the equity method are eliminated against the investment to the extent of participation in such entities. Unrealized losses are eliminated in the same way as unrealized gains but only to the extent that there is no evidence of impairment.

Non-controlling interests

The interests of third parties who do not have a controlling interest in the equity or comprehensive result of subsidiaries of PEMEX are presented in the condensed consolidated interim statements of financial position, the condensed consolidated interim statements of changes in equity (deficit) as “non-controlling interests”, and as net income and comprehensive income for the period, attributable to non-controlling interests, in the condensed consolidated interim statements of comprehensive income.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

Dividends paid in cash and assets other than cash

A liability for distributions of dividends in cash and non-cash assets to third parties is recognized when the distribution is authorized by the Board. The corresponding amount is recognized directly in equity.

Distributions of non-cash assets are measured at the fair value of the assets to be distributed. Changes relating to re-measurements of the fair value between the date on which the distribution is declared and the time when the assets are transferred are recognized directly in equity.

When distributing non-cash assets, any difference between the dividend paid and the carrying amount of the assets distributed is recognized in the consolidated statements of comprehensive income.

(b)	Transactions in foreign currency

In accordance with IAS 21, “The Effects of Changes in Foreign Exchange Rates” (“IAS 21”), transactions in foreign currencies are translated to the functional currency at exchange rates at the dates of the transactions.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in profit or loss in the period in which they arise. When a gain or loss on a non-monetary item is recognized in other comprehensive results, any exchange component of that gain or loss is recognized in other comprehensive results. Conversely, when a gain or loss on a non-monetary item is recognized in profit or loss, any exchange component of that gain or loss shall be recognized in profit or loss for the period.

(c)	Fair value measurement

PEMEX measures certain financial instruments such as DFIs at fair value as of the closing date of the relevant reporting period.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A measurement at fair value assumes that the sale of the asset or transfer of a liability occurs:

(i)	in the principal market for the asset or liability; or

(ii)	in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal market or the most advantageous market must be accessible for PEMEX.

The fair value of an asset or liability is measured based on by using the same assumptions that market participants would make when pricing the asset or liability under the premise that market participants take into account highest and best use of the asset or liability.

(d)	Financial instruments

Financial instruments are classified as: (i) financial instruments measured at fair value through profit or loss; (ii) financial instruments held to maturity; (iii) available-for-sale financial assets; (iv) loans held to maturity; or (v) DFIs. PEMEX determines the classification of its financial instruments at the time of initial recognition.

PEMEX’s financial instruments include cash and short-term deposits, equity investments, accounts receivable, other receivables, loans, accounts payable to suppliers, other accounts payable, borrowings and debts, as well as derivatives.

Financial instruments measured at fair value through profit or loss

A financial instrument is measured at fair value through profit or loss if it is classified as held for trading or designated as such upon initial recognition. Financial assets are designated at fair value through profit or loss if PEMEX manages such investments and makes purchase and sale decisions based on their fair value in accordance with PEMEX’s documented risk management or investment strategy. In addition, directly attributable transaction costs are recognized in the consolidated statements of comprehensive income for the period. These financial instruments are recognized at fair value and corresponding changes relating to dividend income are recognized in the consolidated statements of comprehensive income.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial instruments that are designated as available-for-sale or are not classified in any of the previous categories. PEMEX’s investments in certain equity securities and debt securities are classified as available-for-sale financial assets. Available-for-sale financial assets are recognized initially at fair value plus any directly attributable transaction costs.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

Subsequent to initial recognition, available-for-sale financial assets are measured at fair value. In addition, any gains or losses associated with such instruments, as well as foreign exchange differences are recognized in other comprehensive result and presented in the fair value reserve in equity. When an investment is derecognized, any gains or losses accumulated in the equity are reclassified to profit or loss.

Sales and purchases of financial assets that require the delivery of such assets within a period of time established by market practice are recognized as of the negotiation date (the date on which PEMEX commits to purchase or sell the asset).

Loans held to maturity

After initial recognition, loans and debt securities that bear interest are measured at amortized cost using the EIR method, less impairment losses.

The amortized cost is calculated based on any discount or premium on acquisition and fees and costs that are an integral part of the EIR method. Amortization of costs is included under the heading of financing cost—net in the statement of comprehensive income.

Derivative financial instruments

DFIs presented in the consolidated statement of financial position are carried at fair value. In the case of DFIs held for trading, changes in fair value are recorded in profit or loss; in the case of DFIs formally designated as and that qualify for hedging, changes in fair value are recorded using cash flow or fair value hedge accounting, with gains or losses classified in accordance with the earnings treatment of the hedge transaction.

Embedded derivatives

PEMEX evaluates the potential existence of embedded derivatives, which may be found in the terms of its contracts, or combined with other host contracts, which could be structured financial instruments (debt or equity instruments with embedded derivatives). Embedded derivatives have terms that implicitly or explicitly meet the characteristics of a DFI. In some instances, these embedded derivatives must be segregated from the underlying contracts and measured, recognized, presented and disclosed as DFIs, such as when the economic risks and terms of the embedded derivative are not clearly and closely related to the underlying contract.

Impairment of financial assets measured at amortized cost

At each reporting date, PEMEX evaluates whether there is objective evidence that a financial asset or group of financial assets is impaired in which case the value of the recoverable amount of the asset is calculated. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of the financial asset.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

(e)	Cash and cash equivalents

Cash and cash equivalents are comprised of cash balances on hand, deposits in bank accounts, foreign currency reserves and instruments with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, which are used in the management of PEMEX’s short-term commitments.

With respect to the consolidated statement of cash flows, the cash and cash equivalents line item consists of the cash and cash equivalents described above, net of bank overdrafts pending payment.

Cash subject to restrictions or that cannot be exchanged or used to settle a liability within twelve months is not considered part of this line item and is presented in non-current assets.

(f)	Accounts, notes receivable and other

Accounts, notes receivable and other are recognized at recoverable value. The realizable value, if any, of a long-term account receivable is determined by considering its present value. In addition, interest income from accounts receivable is recognized on an accrued basis, provided that the amount can be reliably measured and collection is probable.

(g)	Inventories and cost of sales

PEMEX’s inventories are valued at the lower of cost or net realizable value. Cost is determined based on the cost of production or acquisition of inventory and other costs incurred in transporting such inventory to its present location and in its present condition, using the average cost formula. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling costs. The estimate takes into consideration, among other things, the decrease in the value of inventories due to obsolescence.

Cost of sales represents the cost of production or acquisition of inventories at the time of sale, increased, where appropriate, by declines in net realizable value of inventories during the period.

Advances to suppliers are recognized as part of inventory when the risks and benefits of the ownership of the inventory have been transferred to PEMEX.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

(h)	Wells, pipelines, properties, plant and equipment

Wells, pipelines, properties, plant and equipment are measured at acquisition or construction cost less accumulated depreciation and accumulated impairment losses.

PEMEX uses the successful efforts method for the exploration and production of crude oil and gas activities, considering the criteria mentioned in IFRS 6, “Exploration for and Evaluation of Mineral Resources” in relation to the recognition of exploration and drilling assets. Costs of development wells and related plant, property and equipment involved in the exploitation of oil and gas are recorded as part of the cost of assets. The costs of exploratory wells in areas that have not yet been designated as containing proved reserves are recorded as intangible assets until it is determined whether they are commercially viable. Otherwise, the costs of drilling the exploratory well are charged to exploration expense. Other expenditures on exploration are recognized as exploration expenses as they are incurred.

Wells, pipelines, properties, plant and equipment are initially recorded at cost, which includes their original purchase price or construction cost, any costs attributable to bringing the assets to a working condition for their intended use and the costs of dismantling and removing the items and restoring the site on which they are located, including the estimated cost of plugging and abandoning wells, in accordance with IAS 16, “Property, Plant and Equipment” (“IAS 16”).

The cost of financing projects that require large investments or financing incurred for projects, net of interest revenues from the temporary investment of these funds, is recognized as part of wells, pipelines, properties, plant and equipment when the cost is directly attributable to the construction or acquisition of a qualifying asset. The capitalization of these costs is suspended during periods in which the development of construction is interrupted, and its capitalization ends when the activities necessary for the use of the qualifying asset are substantially completed. All other financing costs are recognized in the consolidated statements of comprehensive income in the period in which they are incurred.

The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to the commissioning and interest on financing. In some cases the cost also includes the cost of dismantling and removal.

Expenditures related to the construction of wells, pipelines, properties, plant and equipment during the stage prior to commissioning are stated at cost as intangible assets or construction in progress, in accordance with the characteristics of the asset. Once the assets are ready for use, the costs are transferred to the respective component of wells, pipelines, properties, plant and equipment and depreciation or amortization begins.

The costs of major maintenance or replacement of a component of an item of wells, pipelines, properties, plant and equipment are recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the component will flow to PEMEX and its cost can be measured reliably. The costs of recurring maintenance, repairs and renovations of wells, pipelines, properties, plant and equipment are recognized in profit or loss as incurred.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

Depreciation and amortization of capitalized costs in wells are determined based on the estimated commercial life of the field to which the wells belong, considering the relationship between the production of barrels of oil equivalent for the period and proved developed reserves of the field, as of the beginning of the year, with quarterly updates for new development investments.

Depreciation of other elements of wells, pipelines, properties, plant and equipment is recognized in profit or loss on a straight-line basis over the estimated useful life of the asset, beginning as of the date that the asset is available for use, or in the case of construction, from the date that the asset is completed and ready for use.

When parts of an item of wells, pipelines, properties and equipment have different useful lives than such item and a cost that is significant relative to the total cost of the item, the part is depreciated separately. Useful lives of items of properties, plant and equipment are reviewed if expectations differ from previous estimates.

Pipelines, properties, and equipment received from customers are initially recognized at fair value as revenue from ordinary operating activities if PEMEX has no future obligations to the customer who transferred the item. In contrast, if PEMEX does have future obligations to such a customer, the initial recognition is as a deferred liability relating to the period in which the items will provide PEMEX with a service.

The capitalized value of finance leases is also included in the line item of wells, pipelines, properties, plant and equipment. Properties, plant and equipment acquired through financial leases are depreciated over the shorter of the lease term or the useful life of the asset.

Advance payments for the acquisition of pipelines, properties, plant and equipment are also recognized in the line item of wells, pipelines, properties, plant and equipment when the risks and benefits of the ownership have been transferred to PEMEX.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

(i)	Crude oil and natural gas reserves

Under the Mexican Constitution, all oil and other hydrocarbon reserves within Mexico are owned by the Mexican nation and not by PEMEX. As of the date of these unaudited condensed consolidated interim financial statements, under the Petróleos Mexicanos Law, the reserves assigned to PEMEX by the Mexican Government are not registered for accounting purposes. Pemex-Exploration and Production estimates total proved oil and natural gas reserve volumes in accordance with Rule 4-10(a) of Regulation S-X of the SEC, as amended (“Rule 4-10(a)”), and where necessary, in accordance with the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers (the “SPE”) as of February 19, 2007. These procedures are consistent with international reserves reporting practice. The estimation of these reserves depends on assumptions made and the interpretation of the data available, and may vary among analysts. The results of drilling activities, test wells and production after the date of estimation are utilized in future revisions of reserves estimates. Although PEMEX does not own the oil and other hydrocarbon reserves within Mexico, these accounting procedures allow PEMEX to record the effects that such oil and other hydrocarbon reserves have on its unaudited condensed consolidated interim financial statements, including, for example, in the depreciation and amortization line item.

(j)	Impairment of non-financial assets

The carrying amounts of PEMEX’s non-financial assets, other than inventories and deferred taxes, are assessed for indicators of impairment at the end of each reporting period. If the net carrying value of the asset exceeds the recoverable amount, PEMEX records an impairment charge in its statement of comprehensive income.

A cash-generating unit is the smallest identifiable group of assets which can generate cash inflows independently from other assets or groups of assets.

The recoverable amount is defined as the higher of the fair value minus the cost of disposal and the use value. Value in use is the discounted present value of the future cash flows expected to arise from the continuing use of an asset, and from its disposal at the end of its useful life. In measuring value in use, the discount rate applied is the pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value is calculated using discounted cash flows determined by the assumptions that market participants would apply in order to estimate the price of an asset or cash generating unit if such participants were acting in their best economic interest.

In the case of cash-generating assets or items dedicated to the exploration and evaluation of hydrocarbons reserves, the recoverable amount is determined by adjusting the fair value, which is based on the proved and probable reserves, for the risk factor associated with such reserves.

Impairment losses are recognized in the statement of comprehensive income. If an impairment loss subsequently improves, and such improvement is greater than the carrying value of the asset and appears to be permanent, the impairment loss recorded previously is reversed only up to the carrying amount of the item, as though no impairment had been recognized.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

(k)	Leases

The determination of whether an agreement is or contains a lease is based on the content of the agreement at the date of execution. An agreement contains a lease if performance under the agreement depends upon the use of a specific asset or assets, or if the agreement grants the right to use the asset.

Finance leases, which transfer to PEMEX substantially all the inherent benefits and risks of the leased property, are capitalized at the date the lease commences, and the value is recorded as the lower of the fair value of the leased property and the present value of the minimum lease payments. Payments on the lease are divided between the financial costs and the amortization of the remaining debt principal in order to achieve a constant interest rate for the outstanding liability. The financing costs are recognized in the statement of comprehensive income.

Operating lease payments that do not transfer to PEMEX substantially all the risks and benefits of ownership of the leased asset are recognized as expenses in the statement of comprehensive income on a straight line basis over the term of the lease. Operating lease payments that do transfer to PEMEX substantially all the risks and benefits of ownership are instead capitalized and treated as under the paragraph above.

(l)	Provisions

PEMEX recognizes provisions where, as a result of a past event, PEMEX has incurred a legal or contractual obligation for which the transfer of an asset is probable and the amount of such transfer is reasonably estimable. In certain cases, such amounts are recorded at their present value.

Environmental liabilities

In accordance with applicable legal requirements and accounting practices, an environmental liability is recognized when the cash outflows are probable and the amount is reasonably estimable. Disbursements related to the conservation of the environment that are linked to revenue from current or future operations are accounted for as costs or assets, depending on the circumstances of each disbursement. Disbursements related to past operations, which no longer contribute to current or future revenues, are accounted for as current period costs.

The accrual of a liability for a future disbursement occurs when an obligation related to environmental remediation, for which PEMEX has the information necessary to determine a reasonable estimated cost, is identified.

Retirement of assets

The obligations associated with the future retirement of assets, are recognized at the date that the retirement obligation is incurred, based on the discounted cash flow method. The determination of the fair value is based on existing technology and regulations. If a reliable estimation of fair value cannot be made at the time the obligation is incurred, the accrual will be recognized when there is sufficient information to estimate the fair value.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

The obligations related to the costs of future retirement of assets associated with the principal refining processes for gas and petrochemicals are not recognized. These assets are considered to have an indefinite useful life due to the potential for maintenance and repairs, and, accordingly, PEMEX lacks sufficient information to reasonably determine the date on which they will be dismantled.

The abandonment costs related to wells currently in production and wells temporarily closed are recorded in the statement of comprehensive income based on the units of production method. Total cost of abandonment and plugging for non-producing wells is recognized in the statement of comprehensive income at the end of each period. All estimations are based on the useful lives of the wells, considering their discounted present value. Salvage values are not considered, as these values commonly have not traditionally existed.

(m)	Employee benefits

PEMEX operates a defined benefit pension plan under which it makes contributions to a fund that is administrated separately. PEMEX recognizes the cost for defined benefit plans based on independent actuarial computations applying the projected unit credit method. Actuarial gains and losses are recognized within other comprehensive result for the period in which they occur.

The costs of prior services are recognized within profit or loss for the period in which they are incurred.

PEMEX’s net obligation with respect to the defined benefit plan equals the present value of the defined benefit obligation less the fair value of plan assets. The value of any asset is limited to the present value of available reimbursements and reductions in future contributions to the plan.

In addition, seniority premiums payable for disability are recognized within other long-term employee benefits.

Termination benefits are recognized in profit or loss for the period in which they are incurred.

(n)	Taxes and federal duties

Petróleos Mexicanos and the Subsidiary Entities are primarily subject to the following special tax laws: Derecho ordinario sobre hidrocarburos (Ordinary Hydrocarbons Duty, or “DOSH”), Derecho sobre hidrocarburos para el fondo de estabilización (Hydrocarbons Duty for the Stabilization Fund) and Impuesto a los rendimientos petroleros (Hydrocarbon Income Tax, or “IRP”), all of which are based mainly on petroleum production and revenues from oil, gas and refined products taking into account certain tax deductions. These taxes and federal duties are recognized within profit or loss for the period in which they are incurred.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

Petróleos Mexicanos is not subject to the Ley del Impuesto Sobre la Renta (Income Tax Law) and the Ley del Impuesto Empresarial a Tasa Única (Flat Rate Business Tax, or “IETU”). The Subsidiary Companies are subject to these taxes. The IETU was repealed as of January 1, 2014.

Deferred taxes

Deferred taxes are recorded based on the assets and liabilities method, which consists of the recognition of deferred taxes by applying tax rates applicable to the IRP and income tax to the temporary differences between the carrying value and tax values of assets and liabilities at the date of these unaudited condensed consolidated interim financial statements. Deferred tax assets are recognized to the extent that it is probable that the tax benefits will be utilized.

(o)	Impuesto Especial sobre Producción y Servicio (Special Tax on Production and Services or “IEPS Tax”)

The IEPS Tax charged to customers is a tax on domestic sales of gasoline and diesel. The applicable rates depend on, among other factors, the product, producer’s price, freight costs, commissions and the region in which the respective product is sold.

(p)	Contingencies

Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation cannot be made, qualitative disclosure is provided in the notes to the unaudited condensed consolidated interim financial statements. Contingent revenues, earnings or assets are not recognized until realization is assured.

(q)	Revenue recognition

Sales revenue is recognized the moment at which the risks and benefits of ownership of crude oil, refined products, natural gas, and derivative and petrochemical products are transferred to the customers who acquire them, which occurs as follows:

•	in accordance with contractual terms;

•	the moment at which the customer picks up product at PEMEX’s facilities; or

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

•	the moment at which PEMEX delivers the product to the delivery point.

PEMEX recognizes revenues for services at the time the collection right on such services arises.

(r)	Presentation of consolidated statements of comprehensive income

The costs and expenses shown in PEMEX’s consolidated statements of comprehensive income are presented based on their function, which allows for a better understanding of the components of PEMEX’s operating income. This classification allows for a comparison to the industry to which PEMEX belongs.

Cost of sales

Cost of sales represents the cost of inventories at the time of sale. Cost of sales includes depreciation, amortization, salaries, wages and benefits, a portion of the cost of the reserve for employee benefits and operating expenses related to the production process.

Transportation, distribution and administrative expenses

Transportation, distribution and administrative expenses are costs in connection to the storage and delivery of products, as well as costs related to PEMEX’s administrative personnel, such as depreciation, personnel-related expenses and operating expenses associated with these activities.

Other revenues and expenses, net

Other revenues consists primarily of income received due to the “negative” IEPS Tax rate.

Financing income and cost

Financing income and cost are comprised of interest income and expenses and the valuation effects of financial instruments, minus any portion of the financing cost that is capitalized.

Exchange rate variations

Exchange rate variations relating to assets or liabilities governed by contracts denominated in foreign currencies are recorded in income of the period.

(s)	Operating segments

Operating segments are identifiable components of PEMEX that pursue business activities from which PEMEX earns revenues and incurs expenses, including those revenues and expenses from transactions with other segments of PEMEX, and for which information is available to management on a segmented basis and is assessed by the Board management in order to allocate resources and assess the profitability of the segments.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

(t)	New accounting policies not yet adopted

The IASB issued the new IFRS mentioned below, which are effective for annual periods described therein. PEMEX is in the process of evaluating the impact that these standards will have on its financial statements.

a)	IFRS 9, Financial Instruments (2010) (“IFRS 9 (2010)”) and IFRS 9, Financial Instruments (2009) (“IFRS 9 (2009)”)

IFRS 9 (2009) introduces new requirements for classifying and measuring financial assets. Under IFRS 9 (2009), financial assets are classified and measured based on the entity’s business model for the financial asset and the characteristics of the contractual cash flows associated with the financial asset. IFRS 9 (2010) introduces additional changes relating to financial liabilities. Currently, the IASB intends to make limited modifications to the classification and measurement requirements of IFRS 9 (2009) and IFRS 9 (2010) and to add new requirements to address the impairment of financial assets and changes to hedge accounting.

IFRS 9 (2010) and IFRS 9 (2009) are effective for annual periods beginning on or after January 1, 2018, and early adoption is permitted. It is anticipated that the adoption of these standards will have an impact on PEMEX’s financial assets but not its financial liabilities.

In November 2013, the IASB announced the completion of a package of amendments to the accounting requirements for financial instruments. The amendments:

i.	bring into effect a substantial overhaul of hedge accounting that will allow entities to better reflect their risk management activities in the financial statements;

ii.	allow the changes that address the so-called “own credit” issue that were already included in IFRS 9 to be applied in isolation without the need to change any other accounting for financial instruments; and

iii	remove the January 1, 2015 mandatory effective date of IFRS 9, to provide sufficient time for preparers of financial statements to make the transition to the new requirements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

b)	Amendments to IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets, which clarify the acceptable methods of depreciation and amortization.

The amended IAS 16 prohibits entities from using revenue-based depreciation methods for items of property, plant and equipment.

The amended IAS 38 introduces a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible asset. This presumption can only be rebutted in two limited circumstances: a) the intangible asset is expressed as a measure of revenue; or b) ordinary revenue and the life of the assets are highly associated.

The expected future reductions in selling prices could be indicative of a reduction of the future economic benefits embodied in an asset.

These amendments will be applied prospectively for annual periods beginning on or after January 1, 2016, and early application is permitted.

c)	Amendments to IFRS 11 Joint Arrangements, which provide guidance on the accounting for the acquisition of an interest in a joint operation.

The amendments to IFRS 11 address how a joint operator should account for the acquisition of an interest in a joint operation that constitutes a business. IFRS 11 now requires that such transactions be accounted for using the related principles to business combination accounting established in IFRS 3, “Business Combinations,” and additionally requires certain related disclosures. These amendments also apply when a business is contributed to the joint operation upon its creation. The most significant impact of the amendments to IFRS 11 will be the recognition of goodwill (when there is an excess of the transferred consideration over the identifiable net asset) and the recognition of deferred tax assets and liabilities.

These amendments will be applied prospectively become effective on January 1, 2016. Early application is permitted.

d)	IFRS 15 Revenue from contracts with customers

The recently issued standard IFRS 15, “Revenue from contracts with customers” (“IFRS 15”) describes a single comprehensive model for the accounting of revenue from contracts with customers and replaces the current guidelines on revenue recognition.

The core principle of the new IFRS 15 is that an entity should recognize revenue to represent the promised transfer of goods or services to the customer, valued at the amount that the entity expects to be entitled in exchanged for those goods or services.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

    The entities should:

i.	Identify customer contracts that fall within the scope of the new standard;

ii.	Identify the separate performance obligations in the contract: a) sales of goods or services, separately, b) sales that are dependent or interrelated with other products or services; c) homogeneous and consistent sales pattern;

iii.	Determine the price of the transaction: a) variable consideration and estimates restricted; b) the effect of the value of money over the time and financing component; c) the fair value of any non-cash consideration; d) consideration payable to the customer;

iv.	Allocate the transaction price to each separate performance obligation; and

v.	Recognize revenue when each performance obligation is satisfied either: a) over time, b) at a point of time.

The new IFRS 15 enhances disclosures of revenue. This standard must be applied for periods beginning on or after January 1, 2017, and early application is permitted. During the year of application, entities may apply the rule retrospectively or use a modified approach.

NOTE 4—SEGMENT FINANCIAL INFORMATION:

PEMEX’s primary business is the exploration and production of crude oil and natural gas and the refining and marketing of petroleum products, conducted through six business segments: Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals, Pemex-Petrochemicals, the Trading Companies (as defined below) and Corporate and Other Subsidiary Companies. Management makes decisions related to the operations of the consolidated business along these six strategic lines. Due to PEMEX’s structure, there are significant quantities of inter-segment sales among the reporting segments, which are made at internal transfer prices established by PEMEX reflecting international market prices.

The primary sources of revenue for the segments are as described below:

•	Pemex-Exploration and Production earns revenues from domestic crude oil sales, as well as from the export of crude oil through the Trading Companies (as defined below). Export sales are made through PMI CIM to approximately 26 major customers in various foreign markets. Approximately half of PEMEX’s crude oil is sold to Pemex-Refining.

•	Pemex-Refining earns revenues from sales of refined petroleum products and derivatives. Most of Pemex-Refining’s sales are to third parties and occur within the domestic market. The entity sells a significant portion of its fuel oil production to the Comisión Federal de Electricidad (Federal Electricity Commission, or “CFE”) and jet fuel to Aeropuertos y Servicios Auxiliares (the Airports and Auxiliary Services Agency). Pemex-Refining’s most important products are different types of gasoline.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

•	Pemex-Gas and Basic Petrochemicals earns revenues primarily from domestic sources. Pemex-Gas and Basic Petrochemicals also consumes high levels of its own natural gas production. Most revenues of this entity are obtained from the sale of ethane and butane gas.

•	Pemex-Petrochemicals is engaged in the sale of petrochemical products to the domestic market. Pemex-Petrochemicals offers a wide range of products. The majority of Pemex-Petrochemicals’ revenues comes from methane derivatives, ethane derivatives and aromatics and derivatives.

•	The trading companies, which consist of PMI NASA, PMI CIM, MGAS and PMI Trading (the “Trading Companies”), earn revenues from trading crude oil, natural gas and petroleum and petrochemical products within international markets.

•	The Corporate and Other Subsidiary Companies provide administrative, financing, consulting and logistical services, as well as economic, tax and legal advice to PEMEX’s entities and companies.

The following tables present the unaudited condensed financial information of these segments, including unrealized intersegment gain (loss) and consolidation eliminations. These reporting segments are those which PEMEX’s management evaluates in its analysis of PEMEX.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

As of / for the period ended June 30, 2014:	Exploration and Production		Refining		Gas and Basic Petrochemicals		Petrochemicals		Trading Companies		Corporate and Other Subsidiary Companies		Intersegment Eliminations		Total
Sales:
Trade	Ps.	—	Ps.	373,677,756	Ps.	84,465,746	Ps.	14,693,395	Ps.	338,864,118	Ps.	—	Ps.	—	Ps.	811,701,015
Intersegment		595,060,344		41,159,136		45,324,188		8,372,000		214,462,844		32,987,178		(937,365,690)		—
Services income		—		2,078,790		—		—		382,931		2,261,851		(420,324)		4,303,248
Cost of sales		(158,924,947)		(468,757,196)		(122,545,005)		(24,281,808)		(547,810,851)		(1,255,058)		904,546,336		(419,028,529)

Gross income (loss)		436,135,397		(51,841,514)		7,244,929		(1,216,413)		5,899,042		33,993,971		(33,239,678)		396,975,734
Other revenues and expenses—net		(6,233,384)		29,144,767		(523,455)		485,441		231,940		1,231,569		(120,887)		24,215,991
Transportation, distribution and sale expenses		—		(13,502,569)		(1,385,699)		(448,963)		(205,343)		(244)		220,073		(15,322,745)
Administrative expenses		(24,397,371)		(19,791,035)		(6,614,310)		(7,728,006)		(732,732)		(27,515,057)		33,169,099		(53,609,412)

Operating income (loss)		405,504,642		(55,990,351)		(1,278,535)		(8,907,941)		5,192,907		7,710,239		28,607		352,259,568
Financing cost		(24,798,575)		(5,248,255)		(230,794)		(34,125)		(995,760)		(37,199,005)		41,335,923		(27,170,591)
Financing income		8,017,848		215,593		1,517,359		87,417		790,470		40,148,552		(41,332,825)		9,444,414
Exchange gain (loss)		2,995,215		177,110		(21,519)		(153)		(26,531)		294,800		—		3,418,922
Profit (loss) sharing in associates		149,019		—		691,998		—		921,145		(91,942,656)		92,007,738		1,827,244
Total taxes, duties and other		(421,658,370)		—		150,062		—		(1,264,959)		(5,255,174)		—		(428,028,441)

Net (loss) income		(29,790,221)		(60,845,903)		828,571		(8,854,802)		4,617,272		(86,243,244)		92,039,443		(88,248,884)
Total current assets		489,863,677		261,485,282		109,226,660		73,271,339		110,393,295		405,754,688		(1,183,655,850)		266,339,091
Permanent investments in associates		1,338,470		488,321		4,407,511		—		8,016,374		444,310,451		(440,416,084)		18,145,043
Wells, pipelines, properties, plant and equipment—net		1,317,397,469		259,592,518		99,666,277		38,889,641		5,412,099		11,664,796		—		1,732,622,800
Total assets		1,826,608,155		523,233,157		213,938,615		112,991,953		129,660,174		1,659,515,956		(2,416,882,710)		2,049,065,300
Total current liabilities		175,057,434		280,656,640		31,410,116		7,591,629		86,613,657		863,519,529		(1,176,411,646)		268,437,359
Long-term debt		766,650,091		22,078,475		1,070,758		170,175		3,393,341		783,149,871		(781,372,790)		795,139,921
Employee benefits		353,369,598		364,230,397		86,326,277		110,475,366		1,199,833		237,699,995		—		1,153,301,466
Total liabilities		1,362,232,031		678,252,810		142,432,946		118,439,781		93,476,084		1,901,660,599		(1,976,376,451)		2,320,117,800
Equity (Deficit)		464,376,124		(155,019,653)		71,505,669		(5,447,828)		36,184,090		(242,144,643)		(440,506,259)		(271,052,500)
Depreciation and amortization		(62,282,916)		(5,623,242)		(3,532,763)		(1,342,649)		(5,685)		(386,821)		—		(73,174,076)
Net periodic cost of employee benefits		(18,272,802)		(18,464,301)		(4,514,757)		(5,594,035)		(79,852)		(12,185,248)		—		(59,110,995)
Acquisition of wells, pipelines, properties, plant and equipment		73,298,485		13,078,919		1,749,827		1,446,531		4,400,181		1,517,094		—		95,491,037

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

For the period ended June 30, 2013:	Exploration and Production		Refining		Gas and Basic Petrochemicals		Petrochemicals		Trading Companies		Corporate and Other Subsidiary Companies		Intersegment Eliminations		Total
Sales:
Trade	Ps.	—	Ps.	362,506,955	Ps.	68,851,818	Ps.	14,362,250	Ps.	338,929,105	Ps.	—	Ps.	—	Ps.	784,650,128
Intersegment		626,409,234		36,634,458		35,293,888		6,297,883		192,259,960		28,376,237		(925,271,660)		—
Services income		—		1,904,700		864,694		—		484,566		2,185,512		(684,714)		4,754,758
Cost of sales		(148,910,515)		(493,654,401)		(96,395,730)		(21,499,296)		(523,317,512)		(1,536,795)		897,168,199		(388,146,050)

Gross income (loss)		477,498,719		(92,608,288)		8,614,670		(839,163)		8,356,119		29,024,954		(28,788,175)		401,258,836
Other revenues and expenses—net		7,067,700		56,220,924		317,319		210,996		275,535		(1,254,442)		(56,649)		62,781,383
Transportation, distribution and sale expenses		—		(13,626,141)		(1,392,295)		(501,826)		(177,773)		(14,439)		213,023		(15,499,451)
Administrative expenses		(22,581,271)		(17,781,840)		(5,734,448)		(6,689,738)		(649,531)		(24,952,124)		28,707,590		(49,681,362)

Operating income (loss)		461,985,148		(67,795,345)		1,805,246		(7,819,731)		7,804,350		2,803,949		75,789		398,859,406
Financing income		21,841,333		76,970		3,298,496		407,126		2,163,113		48,060,670		(70,155,129)		5,692,579
Financing cost		(29,977,801)		(13,164,160)		(389,091)		(32,724)		(1,995,428)		(53,797,948)		70,077,907		(29,279,245)
Exchange gain (loss)		2,948,660		952,699		(46,408)		19,399		(13,167)		76,634		—		3,937,817
Profit (loss) sharing in associates		82,507		—		314,982		—		(958,089)		(49,932,532)		50,385,638		(107,494)
Total taxes, duties and other		(427,587,104)		—		(2,358,099)		(12,686)		(2,708,516)		178,381		—		(432,488,024)

Net income (loss)		29,292,743		(79,929,836)		2,625,126		(7,438,616)		4,292,263		(52,610,846)		50,384,205		(53,384,961)
Depreciation and amortization		(63,061,757)		(5,401,972)		(3,441,597)		(1,254,017)		(5,837)		(358,571)		—		(73,523,751)
Net periodic cost of employee benefits		(19,492,392)		(19,931,136)		(4,731,502)		(5,914,101)		(91,584)		(11,215,888)		—		(61,376,603)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

As of December 31, 2013:	Exploration and Production		Refining		Gas and Basic Petrochemicals		Petrochemicals		Trading Companies		Corporate and Other Subsidiary Companies		Intersegment Eliminations		Total
Total current assets	Ps.	502,902,664	Ps.	274,764,785	Ps.	115,251,777	Ps.	72,066,407	Ps.	106,410,426	Ps.	497,731,670	Ps.	(1,302,213,859)	Ps.	266,913,870
Permanent investments in associates		1,189,451		488,319		4,294,023		—		7,018,985		419,817,118		(416,028,395)		16,779,501
Wells, pipelines, properties, plant and equipment—net		1,315,399,260		253,117,660		101,513,879		39,008,884		1,982,647		10,556,411		—		1,721,578,741
Total assets		1,837,046,755		529,767,519		221,866,273		111,818,055		122,116,141		1,688,293,303		(2,463,517,693)		2,047,390,353
Total current liabilities		213,952,321		352,932,603		35,977,158		6,145,414		81,810,182		863,145,326		(1,294,772,172)		259,190,832
Long-term debt		719,013,631		23,360,262		1,094,807		171,745		3,617,414		737,651,756		(734,346,144)		750,563,471
Employee benefits		342,612,970		354,166,740		83,372,338		107,202,896		1,222,116		230,630,810		—		1,119,207,870
Total liabilities		1,342,978,777		740,780,574		144,252,327		113,696,802		90,354,847		1,847,935,634		(2,047,361,968)		2,232,636,993
Equity (Deficit)		494,067,978		(211,013,055)		77,613,946		(1,878,747)		31,761,294		(159,642,331)		(416,155,725)		(185,246,640)
Acquisition of wells, pipelines, properties, plant and equipment		205,579,644		31,587,666		5,170,234		5,237,725		1,907,105		2,162,441		—		251,644,815

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

PEMEX’s management measures the performance of the entities based on operating income and net segment income before elimination of unrealized intersegment gain (loss), as well as by analyzing the impact of the results of each segment in the consolidated financial information. For certain of the items in these unaudited condensed consolidated interim financial statements to agree with the individual financial statements of the operating segments, they must be reconciled. The tables below present the financial information of PEMEX’s operating segments, before intersegment eliminations:

As of / for the period ended June 30, 2014:	Exploration and Production		Refining	Gas and Basic Petrochemicals	Petrochemicals	Trading Companies	Corporate and Other Subsidiary Companies
Sales:
By segment	Ps.	595,060,344	418,437,437	129,792,638	23,082,855	554,733,425	35,249,029
Less unrealized intersegment sales		—	(1,521,755)	(2,704)	(17,460)	(1,023,532)	—

Total consolidated sales	Ps.	595,060,344	416,915,682	129,789,934	23,065,395	553,709,893	35,249,029

Operating income (loss):
By segment	Ps.	402,862,599	(44,115,560)	(1,463,175)	(8,365,939)	6,121,942	7,710,239
Less unrealized intersegment sales		—	(1,521,755)	(2,704)	(17,460)	(1,023,532)	—
Less unrealized gain due to production cost valuation of inventory		3,817,291	(10,353,036)	187,344	(524,542)	94,497	—
Less capitalized refined products		(1,234,739)	—	—	—	—	—
Less amortization of capitalized interest		59,491	—	—	—	—	—

Total consolidated operating income (loss)	Ps.	405,504,642	(55,990,351)	(1,278,535)	(8,907,941)	5,192,907	7,710,239

Net income (loss):
By segment	Ps.	(32,434,022)	(48,971,112)	643,931	(8,236,609)	5,546,307	(75,649,664)
Less unrealized intersegment sales		—	(1,521,755)	(2,704)	(17,460)	(1,023,532)	—
Less unrealized gain due to production cost valuation of inventory		3,817,291	(10,353,036)	187,344	(524,542)	94,497	—
Less capitalized refined products		(1,234,739)	—	—	—	—	—
Less equity method for unrealized profits		1,758	—	—	(76,191)	—	(10,593,580)
Less amortization of capitalized interest		59,491	—	—	—	—	—

Total consolidated net income (loss)	Ps.	(29,790,221)	(60,845,903)	828,571	(8,854,802)	4,617,272	(86,243,244)

Assets:
By segment	Ps.	1,843,575,647	585,006,918	218,474,789	118,872,936	136,354,137	1,670,109,536
Less unrealized intersegment sales		(9,479)	(2,187,766)	137,485	(10,151)	(3,140,416)	—
Less unrealized gain due to production cost valuation of inventory		(15,448,097)	(59,585,995)	(2,328,300)	(2,729,116)	(3,553,547)	—
Less capitalized refined products		(1,234,739)	—	—	—	—	—
Less equity method for unrealized profits		(334,668)	—	(2,345,359)	(3,141,716)	—	(10,593,580)
Less amortization of capitalized interest		59,491	—	—	—	—	—

Total consolidated assets	Ps.	1,826,608,155	523,233,157	213,938,615	112,991,953	129,660,174	1,659,515,956

Liabilities:
By segment	Ps.	1,362,232,031	678,252,810	142,432,946	118,439,781	92,956,049	1,901,660,599
Less unrealized gain due to production cost valuation of inventory		—	—	—	—	520,035	—

Total consolidated liabilities	Ps.	1,362,232,031	678,252,810	142,432,946	118,439,781	93,476,084	1,901,660,599

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

For the period ended June 30, 2013:	Exploration and Production		Refining	Gas and Basic Petrochemicals	Petrochemicals	Trading Companies	Corporate and Other Subsidiary Companies
Sales:
By segment	Ps.	626,437,697	401,163,975	104,927,302	20,656,801	532,109,312	30,561,749
Less unrealized intersegment sales		(28,463)	(117,862)	83,098	3,332	(435,681)	—

Total consolidated sales	Ps.	626,409,234	401,046,113	105,010,400	20,660,133	531,673,631	30,561,749

Operating income (loss):
By segment	Ps.	464,556,839	(60,517,732)	1,887,054	(7,222,195)	7,770,014	2,803,949
Less unrealized intersegment sales		(28,463)	(117,862)	83,098	3,332	(435,681)	—
Less unrealized gain due to production cost valuation of inventory		25,268	(7,159,751)	(164,906)	(600,868)	470,017	—
Less capitalized refined products		(2,627,987)	—	—	—	—	—
Less amortization of capitalized interest		59,491	—	—	—	—	—

Total consolidated operating income (loss)	Ps.	461,985,148	(67,795,345)	1,805,246	(7,819,731)	7,804,350	2,803,949

Net income (loss):
By segment	Ps.	31,863,566	(72,652,223)	2,706,934	(6,841,080)	4,257,927	(42,117,403)
Less unrealized intersegment sales		(28,463)	(117,862)	83,098	3,332	(435,681)	—
Less unrealized gain due to production cost valuation of inventory		25,268	(7,159,751)	(164,906)	(600,868)	470,017	—
Less capitalized refined products		(2,627,987)	—	—	—	—	—
Less equity method for unrealized profits		868	—	—	—	—	(10,493,443)
Less amortization of capitalized interest		59,491	—	—	—	—	—

Total consolidated net income (loss)	Ps.	29,292,743	(79,929,836)	2,625,126	(7,438,616)	4,292,263	(52,610,846)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

As of December 31, 2013:	Exploration and Production		Refining	Gas and Basic Petrochemicals	Petrochemicals	Trading Companies	Corporate and Other Subsidiary Companies
Assets:
By segment	Ps.	1,856,325,965	575,246,559	224,241,728	114,087,313	119,933,908	1,685,452,269
Less unrealized intersegment sales		(9,479)	3,753,919	140,189	7,310	3,232,537	—
Less unrealized gain due to production cost valuation of inventory		(11,777)	(49,232,959)	(2,515,644)	(2,204,574)	(1,050,304)	—
Less capitalized refined products		(16,755,002)	—	—	—	—	—
Less equity method for unrealized profits		(4,344)	—	—	(71,994)	—	2,841,034
Less amortization of capitalized interest		(2,498,608)	—	—	—	—	—

Total consolidated assets	Ps.	1,837,046,755	529,767,519	221,866,273	111,818,055	122,116,141	1,688,293,303

Liabilities:
By segment	Ps.	1,342,978,777	740,780,574	144,252,327	113,696,802	87,307,528	1,847,935,634
Less unrealized gain due to production cost valuation of inventory		—	—	—	—	3,047,319	—

Total consolidated liabilities	Ps.	1,342,978,777	740,780,574	144,252,327	113,696,802	90,354,847	1,847,935,634

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

NOTE 5—CASH, CASH EQUIVALENTS AND RESTRICTED CASH:

As of June 30, 2014 and December 31, 2013, cash and cash equivalents were as follows:

	June 30,		December 31,
	2014		2013
Cash on hand and in banks	Ps.	59,260,572	Ps.	45,942,338
Marketable securities		29,153,765		34,803,381

	Ps.	88,414,337	Ps.	80,745,719

(i)	Cash on hand and in banks is primarily composed of cash in banks.

At June 30, 2014 and December 31, 2013, restricted cash was as follows:

	June 30,		December 31,
	2014		2013
Restricted cash	Ps.	9,535,445	Ps.	7,701,798

Restricted cash at June 30, 2014 and December 31, 2013 primarily consists of a deposit of Ps. 6,081,706 made by Pemex-Exploration and Production in connection with the following: in December 2004, Corporación Mexicana de Mantenimiento Integral, S. de R.L. de C.V. (“COMMISA”) filed an arbitration claim before the International Court of Arbitration of the International Chamber of Commerce (the “ICA”) against Pemex-Exploration and Production for, among other things, the breach of a construction agreement in connection with two platforms in the Cantarell project. Since the initiation of such claim, COMMISA and Pemex-Exploration and Production have filed several additional claims against one another. As a result of one of these additional claims, on September 25, 2013, the U.S. District Court ordered Pemex-Exploration and Production to deposit with COMMISA Ps. 6,081,706, as described above. Pemex-Exploration and Production subsequently deposited the judgment amount in a bank account in New York as a condition to filing a motion to appeal the resolution before the Second Circuit Court of Appeals.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

NOTE 6—ACCOUNTS, NOTES RECEIVABLE AND OTHER:

As of June 30, 2014 and December 31, 2013, accounts, notes receivable and other receivables were as follows:

	June 30, 2014		December 31, 2013
Export costumers	Ps.	42,025,011	Ps.	46,337,045
Domestic customers		48,509,933		38,648,470
Tax credits		12,962,500		15,416,955
Sundry debtors		6,567,781		7,818,554
Employee and officers		5,439,164		5,077,687
Negative IEPS Tax pending to be credit		6,640,352		4,293,619
Advances to suppliers		5,222,929		3,284,575
Insurance claims		1,822,510		1,618,828
Other account receivables		19,565		16,278

	Ps.	129,209,745	Ps.	122,512,011

NOTE 7—INVENTORIES:

As of June 30, 2014 and December 31, 2013, inventories were as follows:

	June 30, 2014	December 31, 2013
Crude oil, refined products, derivatives and petrochemicals products	Ps. 38,911,833	Ps. 51,638,624
Materials and products in stock	4,577,298	5,259,341
Materials and products in transit	41,780	16,535

	Ps. 43,530,911	Ps. 56,914,500

NOTE 8—AVAILABLE-FOR-SALE FINANCIAL ASSETS:

On January 1, 2013, PEMEX had a total of 59,804,431 shares of Repsol, S.A. (formerly known as Repsol YPF, S.A., “Repsol”) value at Ps. 15,771,202, which represented approximately 4.76% of Repsol’s share capital.

On July 13, 2013, Petróleos Mexicanos received cash dividends. On January 21 and July 16, 2013, PMI HBV received an in kind dividend in the form of 1,683,322 and 1,506,130 new Repsol shares, respectively.

On August 9, 2013, PEMEX divested its direct interest in 9,289,968 shares of Repsol, which resulted in a net profit of Ps. 278,842. On the same date, PEMEX entered into an equity swap for the same number of shares with a notional amount of Ps. 2,869,882, pursuant to which PEMEX retains economic and voting rights in such shares.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

On December 18, 2013, Repsol declared dividends to its shareholders, which would be paid in cash or in kind depending on the election of the shareholders. On January 17, 2014, PMI HBV received its dividends in the form of 1,451,455 new Repsol shares.

On May 28, 2014, Repsol declared an extraordinary dividend to be paid out in cash, equivalent to one euro per share. On June 6, 2014, PMI HBV recognized a dividend for a total amount of Ps. 336,095, which was computed based on the number of shares it held at the time of distribution.

On June 4, 2014, PMI HBV divested its direct interest in 36,087,290 shares of Repsol at a sale price of 20.10 euros per share. As a result of the sale of these shares, PMI HBV recognized a loss of Ps. 188,705 in its statement of comprehensive income.

On June 16, 2014, Repsol approved the payment of a flexible dividend, from which PMI HBV received 488,923 new Repsol shares in July 2014 and recognized on this date an account receivable of Ps. 168,301. As of June 30, 2014, PMI HBV holds 19,068,080 shares of Repsol.

As of June 30, 2014 and December 31, 2013, the investments in 19,068,080 and 53,703,915 shares of Repsol held by PMI HBV were valued at Ps. 6,513,443 and Ps. 17,728,490, respectively. The effect of the valuation on the investment at fair value was recorded in other comprehensive result in the statement of changes in equity (deficit) as a gain of Ps. 1,418,542 at June 30, 2014 and Ps. 4,453,495 at June 30, 2013. In addition, PEMEX recorded dividend payments received from Repsol of Ps. 504,396 in the statements of comprehensive income at June 30, 2014.

On December 31, 2013, PEMEX held three equity swaps with financial institutions through which it had obtained the economic and voting rights of 67,969,767 shares of Repsol, which amounted to approximately 5.22% of Repsol’s total shares. In May 2014 Petróleos Mexicanos, cancelled in advance the three equity swaps and converted them into one equity swap. On June 4, 2014, Petróleos Mexicanos cancelled the single equity swap.

As of June 30, 2014, PEMEX’s direct holdings of Repsol shares amounted to approximately 1.44% of Repsol’s total shares and at December 31, 2013, PEMEX’s direct holding of Repsol shares, together with the economic and voting rights acquired through the equity swaps mentioned above, amounted to approximately 9.34% of Repsol’s total shares. In addition, as of June 30, 2014, PEMEX holds one Repsol share through PMI SES.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

NOTE 9—PERMANENT INVESTMENTS IN ASSOCIATES:

The permanent investments in associates as of June 30, 2014 and December 31, 2013, were as follows:

	Percentage of	June 30,		December 31,
	Investment	2014		2013
Deer Park Refining Limited	50.00%	Ps.	7,666,497	Ps.	6,710,317
Gasoductos de Chihuahua, S. de R.L. de C.V.	50.00%		4,163,195		4,051,682
Petroquímica Mexicana de Vinilo, S.A. de C.V.(1)	44.09%		3,242,189		3,253,978
Compañía Mexicana de Exploraciones, S.A. de C.V. (2)	60.00%		1,208,733		1,141,065
Frontera Brownsville, L.L.C.	50.00%		493,173		517,945
Mexicana de Lubricantes, S.A. de C.V.	46.85%		488,321		488,321
Other—Net	Various		882,935		616,193

		Ps.	18,145,043	Ps.	16,779,501

(1)	In September 2013, through a joint venture between PEMEX and Mexichem S.A.B. de C.V., PEMEX increased its investment in Petroquímica Mexicana de Vinilo, S.A. de C.V. by Ps. 2,993,531, allowing PEMEX to acquire a 44% interest in the company.
(2)	Compañía Mexicana de Exploraciones, S.A. de C.V. is not controlled by PEMEX and is accounted for as a permanent investment in an associate under the equity method (see Note 3(a)).

Profit (loss) sharing in associates:

	June 30,
	2014		2013
Deer Park Refining Limited	Ps.	921,145	Ps.	(957,534)
Gasoductos de Chihuahua, S. de R.L. de C.V		208,303		254,931
Petroquímica Mexicana de Vinilo, S.A. de C.V.		40,596		—
Other—Net		657,200		595,109

	Ps.	1,827,244	Ps.	(107,494)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

NOTE 10—WELLS, PIPELINES, PROPERTIES, PLANT AND EQUIPMENT:

As of June 30, 2014 and December 31, 2013, the components of wells, pipelines, properties, plant and equipment were as follows:

	Plants		Drilling equipment	Pipelines	Wells	Buildings	Offshore platforms	Furniture and equipment	Transportation equipment	Construction in progress	Land	Unproductive fixed assets	Other fixed assets	Total
INVESTMENT
Balances as of December 31, 2013	Ps.	735,549,850	45,039,305	558,441,853	1,100,557,457	60,262,361	326,324,608	51,936,293	23,317,687	149,430,041	42,357,857	10,267,798	32,562	3,103,517,672
Acquisitions		9,123,871	413,417	1,643,807	18,829,287	391,132	2,305,897	2,890,519	1,582,432	56,906,902	264,738	604,589	534,446	95,491,037
Capitalization and reclassifications		3,625,391	(451,674)	3,899,907	25,733,080	626,512	3,419,982	(387,276)	(31,622)	(38,385,739)	205,218	300,125	164,953	(1,281,143)
Impairment		—	—	—	(8,678,011)	—	—	—	—	—	—	—	—	(8,678,011)
Disposals		(3,273,261)	—	(102,706)	—	(316,657)	—	(251,402)	(1,849,221)	(76,465)	(33,728)	(312,409)	(225,507)	(6,441,356)

Balances as of June 30, 2014	Ps.	745,025,851	45,001,048	563,882,861	1,136,441,813	60,963,348	332,050,487	54,188,134	23,019,276	167,874,739	42,794,085	10,860,103	506,454	3,182,608,199

ACCUMULATED DEPRECIATION AND AMORTIZATION
Balances as of December 31, 2013	Ps.	(309,661,639)	(25,498,940)	(215,850,314)	(631,582,963)	(35,069,105)	(109,806,704)	(34,503,429)	(12,623,928)	—	—	(7,341,909)	—	(1,381,938,931)
Depreciation		(18,731,672)	(1,437,716)	(8,271,020)	(34,221,148)	(691,600)	(7,479,871)	(1,704,010)	(637,039)	—	—	—	—	(73,174,076)
Reclassifications		163,107	446,861	169,324	—	(35,975)	26,842	454,232	104,854	—	—	(46,145)	—	1,283,100
Disposals		2,395,263	—	(57)	—	301,763	—	201,459	844,453	—	—	101,627	—	3,844,508

Balances as of June 30, 2014	Ps.	(325,834,941)	(26,489,795)	(223,952,067)	(665,804,111)	(35,494,917)	(117,259,733)	(35,551,748)	(12,311,660)	—	—	(7,286,427)	—	(1,449,985,399)

Net wells, pipelines, properties, plant and equipment as of December 31, 2013	Ps.	425,888,211	19,540,365	342,591,539	468,974,494	25,193,256	216,517,904	17,432,864	10,693,759	149,430,041	42,357,857	2,925,889	32,562	1,721,578,741

Net wells, pipelines, properties, plant and equipment as of June 30, 2014	Ps.	419,190,910	18,511,253	339,930,794	470,637,702	25,468,431	214,790,754	18,636,386	10,707,616	167,874,739	42,794,085	3,573,676	506,454	1,732,622,800

Depreciation rates		4%	5%	3%	—	3%	4%	10%	5%	—	—	—	—	—
Estimated useful lives		25 years	20 years	33 years	—	33 years	25 years	10 years	20 years	—	—	—	—	—

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

NOTE 11—OTHER ASSETS:

As of June 30, 2014 and December 31, 2013, the balance of other assets was as follows:

	June 30,		December 31,
	2014		2013
Wells unassigned to reserves	Ps.	6,501,047	Ps.	7,892,474
Payments in advance		3,963,129		2,244,450
Other		4,334,590		4,057,786

	Ps.	14,798,766	Ps.	14,194,710

NOTE 12—DEBT:

The Board approves the terms and conditions for the incurrence of obligations that constitute public debt of Petróleos Mexicanos for each fiscal year, in accordance with the Petróleos Mexicanos Law and the Regulations to the Petróleos Mexicanos Law. These terms and conditions are promulgated in conformity with the guidelines approved by the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit, or the “SHCP”) for Petróleos Mexicanos for the respective fiscal year.

During the period from January 1 to June 30, 2014, PEMEX participated in the following financing activities:

a.	On January 23, 2014, Petróleos Mexicanos issued U.S. $4,000,000 of its debt securities under its U.S. $32,000,000 Medium-Term Notes Program, Series C in three tranches: (i) U.S. $500,000 of its 3.125% Notes due 2019; (ii) U.S. $500,000 of its 4.875% Notes due 2024, which was a reopening of its 4.875% Notes due 2024 originally issued on July 18, 2013; and (iii) U.S. $3,000,000 of its 6.375% Bonds due 2045. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

b.	On January 23, 2014, the SHCP authorized the increase of the Petróleos Mexicanos’ Medium-Term Notes Program from U.S. $32,000,000 to U.S. $42,000,000.

c.	On January 30, 2014, Petróleos Mexicanos issued Ps. 7,500,000 aggregate principal amount of Certificados Bursátiles due 2024 at a fixed rate of 7.19%, consisting of (i) an international offering outside of Mexico of Ps. 2,616,050 of Certificados Bursátiles in the form of global depositary notes (“GDNs”), and (ii) a concurrent offering to the public in Mexico of Ps. 4,883,950 of Certificados Bursátiles not represented by GDNs. The issuance represented the second reopening of the same series of Certificados Bursátiles due 2024 originally issued on September 26, 2013 and reopened on December 11, 2013. Concurrently, Petróleos Mexicanos issued, in the Mexican market, Ps. 5,000,000 aggregate principal amount of Certificados Bursátiles in two tranches: one at a floating rate for Ps. 2,000,000 due 2019, which was a reopening of the same series of Certificados Bursátiles due 2019 originally issued on September 19, 2013 and reopened on December 11, 2013; and the second at a fixed rate of 3.94% for UDIs equivalent to Ps. 3,000,000 due 2026. These certificados bursátiles were issued under Petróleos Mexicanos’ Ps. 300,000,000 or UDI equivalent Certificados Bursátiles Dual Program. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

d.	On March 20, 2014, Petróleos Mexicanos borrowed U.S. $1,000,000 from its revolving credit line, which bears interest at a floating rate linked to the London Interbank Offered Rate (“LIBOR”) and matures on May 22, 2014.

e.	On March 21, 2014, Petróleos Mexicanos obtained a loan for U.S. $300,000 from an export credit agency, which bears interest at a rate of 2.351% and matures in March 2018.

f.	On April 16, 2014, Petróleos Mexicanos issued €1,000,000 of its 3.75% Notes due 2026. These notes were issued under Petróleos Mexicanos’ U.S. $42,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

g.	On May 30, 2014, Petróleos Mexicanos obtained a loan for Ps. 10,000,000 from its revolving credit line, which bears interest at a floating rate linked to the Interbank Equilibrium Interest Rate (“TIIE”) and matures on July 2, 2014.

h.	On June 2, 2014, Petróleos Mexicanos obtained loans for U.S. $1,250,000 and U.S. $250,000 from its revolving credit line, which bears interest at a floating rate linked to LIBOR and matures during 2014.

i.	Between January 1 and June 30, 2014, PMI HBV obtained U.S. $1,752,000 from its revolving credit line and repaid U.S. $2,302,000.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

NOTE 13—FAIR VALUE OF FINANCIAL INSTRUMENTS:

(a)	Fair value hierarchy

PEMEX values its financial instruments under standard methodologies commonly applied in the financial markets. PEMEX’s related assumptions therefore fall under Level 1 and Level 2 of the fair value hierarchy for market participant assumptions, as described below.

The fair values determined by Level 1 inputs utilize quoted prices in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs are based on quoted prices for similar assets or liabilities in active markets, as well as inputs other than quoted prices that are observed for assets or liabilities. Level 3 inputs are unobservable inputs for assets or liabilities, and include situations where there is little, if any, market activity for the assets or liabilities. Management uses appropriate valuation techniques based on the available inputs to measure the fair values of PEMEX’s applicable assets and liabilities.

When available, PEMEX measures fair value using Level 1 inputs, which generally provide the most reliable evidence of fair value.

The following tables present information about PEMEX’s assets and liabilities measured at fair value and indicate the fair value hierarchy of the inputs utilized to determine the fair values as of June 30, 2014 and December 31, 2013.

	Fair value hierarchy						Total as of June 30,
	Level 1		Level 2		Level 3		2014
Financial Assets:
Derivative financial instruments	Ps.	—	Ps.	5,184,098	Ps.	—	Ps.	5,184,098
Available-for-sale financial assets		6,513,443		—		—		6,513,443
Financial Liabilities:
Derivative financial instruments		—		(5,814,323)		—		(5,814,323)

	Fair value hierarchy						Total as of December 31,
	Level 1		Level 2		Level 3		2013
Financial Assets:
Derivative financial instruments	Ps.	—	Ps.	6,741,640	Ps.	—	Ps.	6,741,640
Available-for-sale financial assets		17,728,490		81		—		17,728,571
Financial Liabilities:
Derivative financial instruments		—		(6,284,482)		—		(6,284,482)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

(b)	Fair value of Derivative Financial Instruments

PEMEX periodically evaluates its exposure to international hydrocarbon prices, interest rates and foreign currencies and uses DFIs as a mitigation mechanism when potential sources of market risk are identified.

PEMEX monitors the fair value of its DFI portfolio on a periodic basis. The fair value represents the price at which one party would assume the rights and obligations of the other, and is calculated for DFIs through models used commonly in the international financial markets, based on inputs obtained from major market information systems and price providers.

PEMEX’s DFI portfolio is composed primarily of swaps, the prices of which are estimated by discounting flows using the appropriate factors, and contains no exotic instruments that require numerical methods for their valuation.

The options contained in PMI HBV’s DFI portfolio are European-style, consisting of plain vanilla calls or puts, and/or are valued internally based on the traditional Black-Scholes model or certain variations thereof.

PEMEX values its DFIs under standard methodologies commonly applied in the financial markets. PEMEX’s related assumptions therefore fall under Level 2 of the fair value hierarchy for market participant assumptions.

(c)	Accounting treatment

As of January 1, 2012, PEMEX adopted the provisions of International Accounting Standards 32 and 39 and IFRS 7, 9 and 13 as issued by the IASB, which detail the criteria for the recognition, valuation, registration, disclosure, presentation and, where appropriate, bifurcation from the host contract, of DFIs entered into for trading and hedging purposes and of embedded derivatives.

PEMEX enters into derivatives transactions with the sole purpose of hedging financial risks related to its operations, assets or liabilities recorded within its statement of financial position. Nonetheless, some of these transactions do not qualify for hedge accounting treatment because they do not meet the strict requirements of the accounting standards for designation as hedges under one of the accounting treatments allowed. They are therefore recorded in the financial statements as non-hedge instruments or as instruments entered into for trading purposes, despite the fact that their cash flows are offset by the cash flows of the positions to which they relate. As a result, the changes in their fair value affect the financing cost.

As of June 30, 2014 and 2013, the net fair value of PEMEX’s outstanding DFIs was Ps. (630,225) and Ps. (4,613,929), respectively. As of June 30, 2014 and 2013, PEMEX did not have any DFIs designated as hedges.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

For the periods ended June 30, 2014 and 2013, PEMEX recognized a net gain (loss) of Ps. 3,031,904 and Ps. (6,340,215), respectively, in financing cost with respect to DFIs treated as instruments entered into for trading purposes.

PEMEX, in accordance with its accounting policy, analyzed the clauses of different contracts to identify possible embedded derivatives. PEMEX determined that these agreements do not meet the criteria required to generate embedded derivatives and therefore, for the periods ended June 30, 2014 and 2013, PEMEX did not recognize any effects related to embedded derivatives (either foreign currency or index) in its statement of comprehensive income.

NOTE 14—PROVISIONS FOR SUNDRY CREDITORS:

At June 30, 2014 and December 31, 2013, the provisions for sundry creditors were as follows:

	June 30, 2014		December 31, 2013
Provision for plugging of wells	Ps.	47,098,844	Ps.	46,118,080
Provision for litigation and claims in process		16,961,634		17,624,737
Provision for environmental costs		6,695,345		5,466,581

	Ps.	70,755,823	Ps.	69,209,398

NOTE 15—FINANCING INCOME AND COST:

For the six-month periods ended June 30, 2014 and 2013, financing income and cost were as follows:

	June 30,
	2014		2013
Derivative financial instruments income	Ps.	8,216,343	Ps.	4,526,177
Interest income		1,228,071		1,166,402

Financing income	Ps.	9,444,414	Ps.	5,692,579

Interest expense		(21,986,152)		(18,412,853)
Derivative financial instruments cost		(5,184,439)		(10,866,392)

Financing cost	Ps.	(27,170,591)	Ps.	(29,279,245)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

NOTE 16—CONTINGENCIES:

(a)	PEMEX is subject to the provisions of the Ley General del Equilibrio Ecológico y la Protección al Ambiente (General Law on Ecological Equilibrium and Environmental Protection). To comply with this law, environmental audits of PEMEX’s larger operating, storage and transportation facilities have been or are being conducted. Following the completion of such audits, PEMEX has signed various agreements with the Procuraduría Federal de Protección al Ambiente (Federal Attorney of Environmental Protection, or “PROFEPA”) to implement environmental remediation and improve environmental plans. Such plans contemplate remediation for environmental damages, as well as related investments for the improvement of equipment, maintenance, labor and materials.

As of June 30, 2014 and as of December 31, 2013, the reserve for environmental remediation expenses totaled Ps. 6,695,345 and Ps. 5,446,581, respectively. This reserve is included as part of the reserve for sundry creditors and others as a long-term liability in the statement of financial position.

(b)	PEMEX is involved in various civil, tax, criminal, administrative, labor and commercial lawsuits and arbitration proceedings. The results of these proceedings are uncertain as of this date. As of June 30, 2014 and December 31, 2013, PEMEX had accrued a reserve of Ps. 16,961,634 and Ps. 17,624,737, respectively, for these contingent liabilities. The current status of the principal lawsuits in which PEMEX is involved is as follows:

•	In September 2001, Conproca, S.A. de C.V. (“CONPROCA”), the construction company performing construction and maintenance services for Pemex-Refining’s Cadereyta refinery, filed a claim for arbitration before the ICA against Pemex-Refining and Petróleos Mexicanos (No. 11760/KGA). On January 11, 2012, the ICA notified the parties of its arbitration award. Pemex-Refining and Petróleos Mexicanos were ordered to pay U.S. $311,178 and CONPROCA was ordered to pay U.S. $29,038. On July 27, 2012, Petróleos Mexicanos and Pemex-Refining filed a claim (No. 485/2012) before the Juzgado Décimo Primero de Distrito en Materia Civil (Eleventh District Civil Court) in the Federal District requesting that the arbitration award be declared null and void. On November 12, 2013, the Court issued a judgment declaring the arbitration award valid without addressing the issue of expenses. Each party filed an amparo (No. D.C. 3/2014 and D.C. 4/2014, respectively) before the Cuarto Tribunal Colegiado en Materia Civil del Primer Circuito (Fourth Civil Joint Court of the First Circuit). As of June 30, 2014, the Court’s decision regarding the amparos is pending.

Previously, on December 14, 2011, CONPROCA filed a claim before the U.S. District Court for the Southern District of New York (“USDNY”) seeking recognition of the award granted by the ICA. On October 17, 2013 the Court stayed the proceeding pending the final decision of the Mexican court.

On December 12, 2012, Petróleos Mexicanos and Pemex-Refining filed a civil claim (1:12-cv-09070) in the USDNY against Siemens AG, CONPROCA and SK Engineering & Construction Co. Ltd. (SK Engineering) alleging, among other things, conspiracy and participation in a scheme to defraud Petróleos Mexicanos and Pemex-Refining in violation of the Racketeer Influenced and Corrupt Organizations Act. On May 8, 2013, Petróleos Mexicanos and Pemex-Refining amended their complaint to name only SK Engineering and Siemens AG as defendants. On May 24, 2013, SK Engineering and Siemens AG submitted briefs in support of a motion to dismiss the complaint. On July 30, 2013, the Court granted the motion to dismiss and Petróleos Mexicanos and Pemex-Refining filed an appeal before the U.S. Court of Appeals for the Second Circuit.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

•	In December 2004, COMMISA filed an arbitration claim (No. 13613/CCO/JRF) before the International Court of Arbitration of the ICA against Pemex-Exploration and Production for, among other things, the breach of a construction agreement in connection with two platforms in the Cantarell project (Project No. IPC-01). On December 16, 2009, the ICA issued an arbitration award requiring Pemex-Exploration and Production to pay U.S. $293,645 and Ps. 34,459, plus interest. On January 11, 2010, Pemex-Exploration and Production was notified that COMMISA had filed a motion (No. 10-cv-00206-AKH) before the USDNY requesting the enforcement of the arbitration award in its favor. On November 2, 2010, the Court issued a judgment recognizing the award and Pemex-Exploration and Production was ordered to pay U.S. $355,864. On November 15, 2010, Pemex-Exploration and Production filed an appeal against this resolution before the Second Circuit Court of Appeals. Pemex-Exploration and Production deposited U.S. $395,009 in an account of the Court on December 30, 2010 as a guarantee. Previously, Pemex-Exploration and Production had filed a motion before the Juzgado Quinto de Distrito en Materia Civil (Fifth Civil District Court) in the Federal District, requesting that the arbitration award be declared null and void, which was granted on October 24, 2011. Based on this resolution, Pemex-Exploration and Production filed a motion before the Second Circuit Court of Appeals requesting that the judgment against Pemex-Exploration and Production be declared void, that the guarantee deposit be returned to Pemex-Exploration and Production and that the COMMISA request for enforcement be rejected. On February 16, 2012, the Second Circuit Court of Appeals granted Pemex-Exploration and Production’s motion, and vacated the U.S. District Court’s judgment and remanded the case to the U.S. District Court for reconsideration in light of the intervening decision of the Mexican court. COMMISA then requested that the arbitration award be confirmed. On September 25, 2013, the Court issued a final judgment confirming the arbitration award. Pemex-Exploration and Production was ordered to pay to COMMISA U.S. $465,060. Each party will pay its value added taxes. In November 2013, Pemex-Exploration and Production deposited this amount in an account of the Court as a guarantee and subsequently filed an appeal before the Court of Appeals on January 28, 2014 and a rejoinder on May 9, 2014. As of the date of these unaudited condensed consolidated financial statements, hearings are scheduled to be held in September and October of 2014.

On January 22, 2013 COMMISA requested from and was granted by the authorities in Luxembourg an execution of the arbitration award and the attachment of assets of Pemex-Exploration and Production and Petróleos Mexicanos located in several financial institutions. Pemex-Exploration and Production filed a motion before the Supreme Court of Luxembourg on November 15, 2013 and COMMISA filed an additional motion on January 15, 2014. On February 11, 2014, Pemex-Exploration and Production requested an extension to file its response to the execution process, which was granted on February 14, 2014. The Court ordered Pemex-Exploration and Production to file its pleadings on March 25, 2014 and August 5, 2014, and ordered COMMISA to file its pleadings on May 25, 2014 and October 5, 2014. On March 25, 2014, Pemex-Exploration and Production filed its response. As of the date of these unaudited condensed consolidated financial statements, the hearings are still pending.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

•	In February 2010, the Servicio de Administración Tributaria (the Tax Management Service) notified Pemex-Exploration and Production of the results of its review of Pemex-Exploration and Production’s financial statements for the fiscal year ended December 31, 2006 with respect to federal taxes, the value added tax and the Ordinary Duty on Hydrocarbons payable by it. On September 20, 2010, the Tax Management Service determined that Pemex-Exploration and Production owed additional taxes totaling Ps. 4,575,208 (of which Pemex-Exploration and Production was notified on September 22, 2010). On November 30, 2010, Pemex-Exploration and Production filed an administrative claim before the Tercera Sala Regional Metropolitana (Third Regional Metropolitan Court) of the Tribunal Federal de Justicia Fiscal y Administrativa (Tax and Administrative Federal Court) challenging the assessment. On November 20, 2013, the Sala Superior (Superior Court) of the Tax and Administrative Federal Court requested the documentation related to this trial (file No. 28733/10-17-03-7/1838/13-S1-05-04). As of the date of these unaudited condensed consolidated financial statements, a resolution of this trial is still pending.

•	In February 2010, the Tax Management Service notified Pemex-Refining of the results of its review of Pemex-Refining’s financial statements for the fiscal year ended December 31, 2006 with respect to federal contributions, the value added tax and the Hydrocarbons Income Tax. On September 20, 2010, the Tax Management Service notified Pemex-Refining that it owed approximately Ps. 1,553,371 (including penalties and interest). On November 30, 2010, Pemex-Refining filed an administrative claim before the Third Regional Metropolitan Court of the Tax and Administrative Federal Court challenging the assessment. On November 20, 2013, the Sala Superior (Superior Court) of the Tax and Administrative Federal Court attracted the documentation related to this trial (file No. 28733/10-17-03-7/1838/13-S1-05-04). As of the date of these unaudited condensed consolidated interim financial statements, a resolution of this trial is still pending.

•	On April 14, 2010, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals were summoned before the Juzgado Séptimo de Distrito (Seventh District Court) in Reynosa, Tamaulipas, in connection with a civil claim filed by Irma Ayala Tijerina de Barroso, et al., seeking approximately Ps. 1,490,873 in damages for the alleged contamination of land adjacent to water treatment. The trial is in the evidentiary stages. As of the date of these unaudited condensed consolidated interim financial statements, a final resolution is still pending.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

•	In February 2011, EMS Energy Services de México, S. de R.L. de C.V. (“EMS”) and Energy Maintenance Services Group I. LLC (“Energy Maintenance”) filed a claim against Pemex-Exploration and Production before the Juzgado Tercero de Distrito (Third District Court) in Villahermosa, Tabasco (No. 227/2010). The plaintiffs are seeking, among other things, damages totaling U.S. $193,713 related to the termination of a public works contract and non-payment by Pemex-Exploration and Production under the contract. In a concurrent administrative proceeding, Pemex-Exploration and Production was summoned before the Séptima Sala Regional Metropolitana (Seventh Regional Metropolitan Court) of the Tax and Administrative Federal Court on April 4, 2011 in connection with an administrative claim (No. 4957/11-17-07-1) filed by the plaintiffs seeking that Pemex-Exploration and Production’s termination of the public works contract be declared null and void.

•	On July 5, 2011, Pemex-Exploration and Production was summoned before the Juzgado Décimo Segundo de Distrito en Materia Civil (Twelfth District Civil Court) in the Federal District in connection with a civil claim (No. 469/2010) filed by Saboratto, S.A. de C.V. for, among other things, liability and damages in connection with various services agreements. Saboratto, S.A. de C.V. is seeking approximately Ps. 1,451,472 in total damages. On August 5, 2011, Pemex-Exploration and Production filed its response to this claim. A judgment was issued ordering Pemex-Exploration and Production to pay only contractual penalties. Pemex-Exploration and Production subsequently filed an appeal, which as of the date of these unaudited condensed consolidated interim financial statements, is still pending.

•	On July 8, 2011, Pemex-Exploration and Production was summoned in connection with an administrative claim (No. 4334/11-11-02-6) filed by Compañía Petrolera La Norma, S.A., against the Director General of Petróleos Mexicanos and the Director General of Pemex-Exploration and Production before the Segunda Sala Regional Hidalgo-México (Hidalgo-Mexico Second Regional Court) of the Tax and Administrative Federal Court in Tlalnepantla, State of Mexico. The plaintiff is seeking compensation in connection with the cancellation of its alleged petroleum rights concessions and damages for up to Ps. 1,552,730. On March 4, 2013, the Court notified the parties that it had amended the claim on April 2, 2013. In addition, on April 9, 2013 a new claim was filed before the same court (438/12-11-02-3) and the defendants requested that it be joined with the previous claim, which was granted on May 2, 2013. On July 18, 2013, the response to the amended claim was filed by the defendants (No. 438/12-11-02-3). On November 19, 2013, the Court accepted the expert opinion filed by the defendants. As of the date of these unaudited condensed consolidated interim financial statements, the trial is in the evidentiary stages; the designation of an independent expert is still pending.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

•	The results of these proceedings are uncertain until their final resolutions are issued by the appropriate authorities. PEMEX has recorded liabilities for loss contingencies when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation could not be made, qualitative disclosure was provided in the notes to these unaudited condensed consolidated interim financial statements. PEMEX does not disclose amounts accrued for each individual claim because such disclosure could adversely affect PEMEX’s legal strategy, as well as the outcome of the related litigation.

NOTE 17—SUBSEQUENT EVENTS:

During the period from July 1 to August 15, 2014, Petróleos Mexicanos participated in the following financing activities:

•	On July 2, 2014, Petróleos Mexicanos issued Ps. 11,000,000, aggregate principal amount of its Certificados Bursátiles due 2024 at a fixed rate of 7.19%, consisting of (1) an international offering outside of Mexico of Ps. 2,353,100, of Certificados Bursátiles in the form of GDNs, and (2) a concurrent offering to the public in Mexico of Ps. 8,646,900, of Certificados Bursátiles not represented by GDNs. The issuance represented the third reopening of its Certificados Bursátiles due 2024, which were originally issued on September 26, 2013 and subsequently reopened on December 11, 2013 and January 30, 2014. Petróleos Mexicanos concurrently issued in the Mexican market Ps. 4,000,000 aggregate principal amount of Certificados Bursátiles in two tranches: one at a floating rate due 2019 in an aggregate principal amount of Ps. 1,500,000, which was a reopening of the same series originally issued on September 19, 2013 and subsequently reopened on December 11, 2013 and January 30, 2014; and the second at a fixed rate of 3.94% due 2026 in an aggregate principal amount equal to the Unidades de Inversión (“UDI”) equivalent of Ps. 2,500,000, which was a reopening of the same series originally issued on January 30, 2014. These certificados bursátiles were issued under Petróleos Mexicanos’ Ps. 200,000,000 or UDI equivalent Certificados Bursátiles Program. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•	On July 26, 2014, Petróleos Mexicanos entered into a syndicated credit facility in the amount of Ps. 26,000,000; the facility bears interest at a floating rate linked to TIIE and matures on July 25, 2024.

On August 15, 2014, the exchange rate was Ps. 13.1113 per U.S. dollar, which represents a 0.61% depreciation of the value of the peso in U.S. dollar terms as compared to the exchange rate as of June 30, 2014, which was Ps. 13.0323 per U.S. dollar.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

On August 15, 2014, the weighted average price of the crude oil exported by PEMEX was U.S. $91.85 per barrel, a decrease of 7.80% as compared to the average price as of June 30, 2014, which was U.S. $99.62 per barrel.

As of June 30, 2014, PEMEX has valued and recorded the 19,068,080 Repsol shares acquired through PMI HBV as an available-for-sale financial asset. The market value of Repsol shares has increased approximately 6.39%, from €19.26 per share as of June 30, 2014 to €18.03 per share as of August 15, 2014.

In connection with CONPROCA’s arbitration claim against Petróleos Mexicanos and Pemex-Refining in September 2001 and their subsequent filing of an amparo before the Fourth Civil Joint Court of the First Circuit, on July 4, 2014, the Court denied the amparos of Petróleos Mexicanos and Pemex-Refining. As of the date of these unaudited condensed consolidated interim financial statements, Petróleos Mexicanos and Pemex-Refining are considering filing a motion for review before the Suprema Corte de Justicia de la Nación (Supreme Court of Justice).

On July 16, 2014, the U.S. Court of Appeals for the Second District affirmed the decision of the USDNY to dismiss the complaint filed by Petróleos Mexicanos and Pemex-Refining against SK Engineering and Siemens AG. The Court ordered each party to pay its own costs and expenses.

On July 25, 2014, in connection with the claim filed by EMS and Energy Maintenance against Pemex-Exploration and Production, the defendants filed rejoinders with the Third District Court. As of the date of these unaudited condensed consolidated interim financial statements, a final judgment is pending. In a concurrent administrative proceeding, Pemex-Exploration and Production was summoned before the Séptima Sala Regional Metropolitana (Seventh Regional Metropolitan Court) of the Tax and Administrative Federal Court on April 4, 2011 in connection with an administrative claim (No. 4957/11-17-07-1) filed by the plaintiffs seeking that Pemex-Exploration and Production’s termination of the public works contract be declared null and void. As of the date of these unaudited condensed consolidated interim financial statements, the defendants had filed a rejoinder with the Court and the final judgment is pending.

On August 6, 2014, the Mexican Congress completed the process of approving the Secondary Legislation, which was subsequently signed into law by President Enrique Peña Nieto and published in the Official Gazette of the Federation on August 11, 2014. Certain elements of the Secondary Legislation, including the new Petróleos Mexicanos Law, are not yet effective as of the date of these unaudited condensed consolidated interim financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

The key features of the Secondary Legislation with respect to the hydrocarbons sector in Mexico and PEMEX’s operations are the following:

•	Third-party participation: The new regulatory framework established pursuant to the Ley de Hidrocarburos (Hydrocarbons Law) allows third parties to participate in certain activities in the Mexican hydrocarbons industry that were previously reserved to Petróleos Mexicanos and the Subsidiary Entities.

•	Conversion to a productive state-owned company: Pursuant to the new Petróleos Mexicanos Law, on the day following the appointment of the new Board, which must take place within 90 days of the publication of the new Petróleos Mexicanos Law in the Official Gazette of the Federation, Petróleos Mexicanos will be converted from a decentralized public entity to a productive state-owned company controlled by the Mexican Government.

•	Corporate reorganization: Within 45 days of the appointment of the new Board, the Director General of Petróleos Mexicanos is to present a proposal for the corporate reorganization of PEMEX to the Board. The Board will then have three months to modify or approve the Director General’s proposal. As part of such corporate reorganization, the Subsidiary Entities may be converted to empresas productivas subsidiarias (productive state-owned subsidiary companies), which will assume all rights and obligations of the existing Subsidiary Entities. Pursuant to the new Petróleos Mexicanos Law, exploration and production activities may only be carried out through one or more productive state-owned subsidiary companies. The corporate structure of PEMEX may also include affiliates that undertake activities other than exploration and production. These affiliates may either be companies in which Petróleos Mexicanos has a direct or indirect minority stake or companies with which Petróleos Mexicanos participates in a joint venture or other form of association.

•	Corporate actions: The new Petróleos Mexicanos Law will establish a framework for the regulation of certain corporate actions of Petróleos Mexicanos with respect to acquisitions, leases and property, as well as the Board’s decision-making with respect to compensation, budgetary issues and PEMEX’s level of debt, subject to certain restrictions.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2014 AND DECEMBER 31, 2013 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2014 AND 2013

(Figures stated in thousands, except as noted (Note 2))

•	Pension liabilities: The Secondary Legislation enables the Mexican Government to assume a portion of PEMEX’s unfunded reserve for retirement pensions and seniority premiums, which as of December 31, 2013, was equal to approximately U.S. $85.6 billion. In turn, the collective bargaining agreement between Petróleos Mexicanos and the Sindicato de Trabajadores Petroleros de la República Mexicana (Petroleum Workers’ Union) must be renegotiated and the Reglamento de Trabajo del Personal de Confianza de Petróleos Mexicanos y Organismos Subsidiarios (Employment Regulation for White Collar Employees of Petróleos Mexicanos and Subsidiary Entities) must be modified in order to meet the following conditions, among others, within a year:

•	offering PEMEX’s new employees individualized defined contribution plans through the Sistema de Ahorro para el Retiro (Retirement Saving System) in Mexico;

•	adjusting the parameters of PEMEX’s retirement plans, including an increase in the retirement age; and

•	the audit of PEMEX’s pension liabilities by the Auditoría Superior de la Federación (Superior Audit Office of the Federation).

The Mexican Government may assume a portion of PEMEX’s pension liabilities equivalent to the reduction in liabilities achieved through changes to its pension system. However, the actual amount of PEMEX’s pension liabilities that this portion will represent has not yet been determined as of the date of these unaudited condensed consolidated interim financial statements.

In connection with the Round Zero request that PEMEX submitted on March 21, 2014, the Ministry of Energy, with technical assistance from the NHC, evaluated PEMEX’s request that it be assigned oil and gas exploration and extraction rights in certain areas based on its technical, financial and operational capabilities. On August 13, 2014, the Ministry of Energy published the results of Round Zero, pursuant to which PEMEX was assigned rights corresponding to areas that together contain 95% of Mexico’s estimated proved reserves of crude oil and natural gas as of December 31, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/s/ CARLOS CARAVEO SÁNCHEZ
Carlos Caraveo Sánchez
Associate Managing Director of Finance

Date: August 29, 2014

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	exploration and production activities, including drilling;

•	activities relating to import, export, refining, petrochemicals and transportation of petroleum, natural gas and oil products;

•	projected and targeted capital expenditures and other costs, commitments and revenues; and

•	liquidity and sources of funding.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition;

•	limitations on our access to sources of financing on competitive terms;

•	our ability to find, acquire or gain access to additional reserves and to develop the reserves that we obtain successfully;

•	uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;

•	technical difficulties;

•	significant developments in the global economy;

•	significant economic or political developments in Mexico including developments relating to the implementation of the Energy Reform Decree (as described in the Form 20-F);

•	developments affecting the energy sector; and

•	changes in our legal regime or regulatory environment, including tax and environmental regulations.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.